Exhibit 99.1

Financial Appendix
to Proxy

Financial Appendix

Consolidated Balance Sheets

(In thousands, except share data)
	December 31,

	2005	2004

ASSETS
Cash and due from banks, including $49,659 and $36,977 in 2005 and 2004, respectively, on deposit to meet Federal Reserve requirements	$880,886	683,035
Interest earning deposits with banks	2,980	4,153
Federal funds sold and securities purchased under resale agreements	68,922	135,471
Trading account assets (note 3)	27,322	—
Mortgage loans held for sale	143,144	120,186
Investment securities available for sale (note 4)	2,958,320	2,695,593
Loans, net of unearned income (note 5)	21,392,347	19,480,396
Allowance for loan losses (note 5)	(289,612)	(265,745)

Loans, net	21,102,735	19,214,651

Premises and equipment, net	669,425	638,407
Contract acquisition costs and computer software, net (note 6)	431,849	401,074
Goodwill, net (notes 2 and 18)	458,382	416,283
Other intangible assets, net (notes 2 and 7)	44,867	41,628
Other assets (notes 7 and 17)	831,840	699,697

Total assets	$27,620,672	25,050,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits:
Non-interest bearing retail and commercial deposits	$3,700,750	3,337,908
Interest bearing retail and commercial deposits (note 8)	14,798,845	12,948,523

Total retail and commercial deposits	18,499,595	16,286,431
Brokered time deposits (note 8)	2,284,770	2,291,037

Total deposits	20,784,365	18,577,468
Federal funds purchased and securities sold under repurchase agreements (note 9)	1,158,669	1,208,080
Long-term debt (note 9)	1,933,638	1,879,583
Other liabilities (note 17)	597,698	576,474

Total liabilities	24,474,370	22,241,605

Minority interest in consolidated subsidiaries	196,973	167,284
Shareholders’ equity (notes 2, 13, and 15):
Common stock — $1.00 par value. Authorized 600,000,000 shares; issued 318,301,275 in 2005 and 315,636,047 in 2004; outstanding 312,639,737 in 2005 and 309,974,509 in 2004	318,301	315,636
Surplus	686,447	628,396
Treasury stock — 5,661,538 shares	(113,944)	(113,944)
Unearned compensation	(3,126)	(106)
Accumulated other comprehensive income (loss)	(29,536)	8,903
Retained earnings	2,091,187	1,802,404

Total shareholders’ equity	2,949,329	2,641,289

Commitments and contingencies (note 12)
Total liabilities and shareholders’ equity	$27,620,672	25,050,178

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share data)
	Years Ended December 31,

	2005	2004	2003

Interest income:
Loans, including fees	$1,375,227	1,051,117	951,584
Investment securities available for sale:
U.S. Treasury and U.S. Government agency securities	53,037	45,184	50,959
Mortgage-backed securities	40,287	38,731	29,345
State and municipal securities	10,072	10,786	11,248
Other investments	5,402	4,644	3,423
Trading account assets	642	—	—
Mortgage loans held for sale	7,304	6,581	13,361
Federal funds sold and securities purchased under resale agreements	4,082	1,945	1,547
Interest earning deposits with banks	172	32	25

Total interest income	1,496,225	1,159,020	1,061,492

Interest expense:
Deposits (note 8)	407,305	216,284	217,561
Federal funds purchased and securities sold under repurchase agreements	31,569	19,286	11,830
Long-term debt	88,504	62,771	69,037

Total interest expense	527,378	298,341	298,428

Net interest income	968,847	860,679	763,064
Provision for losses on loans (note 5)	82,532	75,319	71,777

Net interest income after provision for losses on loans	886,315	785,360	691,287

Non-interest income:
Electronic payment processing services	867,914	755,267	701,022
Merchant services	237,418	26,169	—
Other transaction processing services revenue	183,412	170,905	120,485
Service charges on deposit accounts	112,788	121,450	107,697
Fiduciary and asset management fees	44,886	43,001	39,377
Brokerage and investment banking revenue	24,487	21,748	20,461
Mortgage banking income	28,682	26,300	58,633
Bankcard fees	37,638	30,174	25,751
Securities gains, net (note 4)	463	75	2,491
Other fee income	32,914	29,227	23,682
Other operating income (note 20)	35,597	67,157	44,565

Non-interest income before reimbursable items	1,606,199	1,291,473	1,144,164
Reimbursable items	312,280	229,538	225,165

Total non-interest income	1,918,479	1,521,011	1,369,329

Non-interest expense:
Salaries and other personnel expense (notes 14 and 15)	836,371	731,579	672,248
Net occupancy and equipment expense (note 12)	368,210	321,689	281,688
Other operating expenses (note 20)	426,530	305,560	243,042

Non-interest expense before reimbursable items	1,631,111	1,358,828	1,196,978
Reimbursable items	312,280	229,538	225,165

Total non-interest expense	1,943,391	1,588,366	1,422,143

Minority interest in subsidiaries’ net income	37,381	28,724	26,972
Income before income taxes	824,022	689,281	611,501
Income tax expense (note 17)	307,576	252,248	222,576

Net income	$516,446	437,033	388,925

Net income per share (notes 1 and 11):
Basic	$1.66	1.42	1.29

Diluted	1.64	1.41	1.28

Weighted average shares outstanding (note 11):
Basic	311,495	307,262	302,010

Diluted	314,815	310,330	304,928

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except per share data)
						Accumulated
						Other
	Shares	Common		Treasury	Unearned	Comprehensive	Retained
Years ended December 31, 2005, 2004, and 2003	Issued	Stock	Surplus	Stock	Compensation	Income (Loss)	Earnings	Total

Balance at December 31, 2002	300,573	$300,573	305,718	(1,285)	(146)	46,113	1,389,880	2,040,853
Net income	—	—	—	—	—	—	388,925	388,925
Other comprehensive loss, net of tax (note 10):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(2,773)	—	(2,773)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	(19,724)	—	(19,724)
Gain on foreign currency translation	—	—	—	—	—	5,893	—	5,893

Other comprehensive loss	—	—	—	—	—	(16,604)	—	(16,604)

Comprehensive income	—	—	—	—	—	—	—	372,321

Issuance of common stock for acquisitions (note 2)	4,641	4,641	95,835	—	—	—	—	100,476
Cash dividends declared - $.66 per share	—	—	—	—	—	—	(199,748)	(199,748)
Amortization of unearned compensation (note 15)	—	—	—	—	105	—	—	105
Stock options exercised (note 15)	2,534	2,534	25,536	—	—	—	—	28,070
Stock option tax benefit	—	—	12,348	—	—	—	—	12,348
Ownership change at majority-owned subsidiary	—	—	3,494	—	—	—	—	3,494
Treasury stock purchases	—	—	—	(112,655)	—	—	—	(112,655)
Issuance of stock options in connection with acquisition	—	—	—	—	(225)	—	—	(225)

Balance at December 31, 2003	307,748	$307,748	442,931	(113,940)	(266)	29,509	1,579,057	2,245,039
Net income	—	—	—	—	—	—	437,033	437,033
Other comprehensive loss, net of tax (note 10):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(5,753)	—	(5,753)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	(20,577)	—	(20,577)
Gain on foreign currency translation	—	—	—	—	—	5,724	—	5,724

Other comprehensive loss	—	—	—	—	—	(20,606)	—	(20,606)

Comprehensive income	—	—	—	—	—	—	—	416,427

Issuance of common stock for acquisitions (note 2)	5,478	5,478	151,700	—	—	—	—	157,178
Cash dividends declared - $.69 per share	—	—	—	—	—	—	(213,686)	(213,686)
Amortization of unearned compensation (note 15)	—	—	—	—	160	—	—	160
Stock options exercised (note 15)	2,405	2,405	21,060	—	—	—	—	23,465
Stock option tax benefit	—	—	12,705	—	—	—	—	12,705
Ownership change at majority-owned subsidiary	—	—	5	—	—	—	—	5
Treasury stock purchase	—	—	—	(4)	—	—	—	(4)
Issuance of common stock under commitment to charitable foundation	5	5	(5)	—	—	—	—	—

Balance at December 31, 2004	315,636	$315,636	628,396	(113,944)	(106)	8,903	1,802,404	2,641,289
Net income	—	—	—	—	—	—	516,446	516,446
Other comprehensive loss, net of tax (note 10):
Net unrealized loss on cash flow hedges	—	—	—	—	—	(2,240)	—	(2,240)
Change in unrealized gains/losses on investment securities available for sale, net of reclassification adjustment	—	—	—	—	—	(28,354)	—	(28,354)
Loss on foreign currency translation	—	—	—	—	—	(7,845)	—	(7,845)

Other comprehensive loss	—	—	—	—	—	(38,439)	—	(38,439)

Comprehensive income	—	—	—	—	—	—	—	478,007

Cash dividends declared - $.73 per share	—	—	—	—	—	—	(227,663)	(227,663)
Issuance of restricted stock (note 15)	146	146	3,807	—	(3,953)	—	—	—
Amortization of unearned compensation (note 15)	—	—	—	—	933	—	—	933
Stock options exercised (note 15)	2,506	2,506	40,619	—	—	—	—	43,125
Stock option tax benefit	—	—	9,505	—	—	—	—	9,505
Ownership change at majority-owned subsidiary	—	—	3,907	—	—	—	—	3,907
Issuance of common stock for acquisitions (note 2)	8	8	218	—	—	—	—	226
Issuance of common stock under commitment to charitable foundation	5	5	(5)	—	—	—	—	—

Balance at December 31, 2005	318,301	$318,301	686,447	(113,944)	(3,126)	(29,536)	2,091,187	2,949,329

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)
	Years Ended December 31,

	2005	2004	2003

Operating Activities
Net income	$516,446	437,033	388,925
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for losses on loans	82,532	75,319	71,777
Depreciation, amortization, and accretion, net	193,131	161,062	112,012
Equity in income of joint ventures	(6,135)	(23,736)	(17,810)
Deferred income tax (benefit) expense	(53,575)	22,401	26,779
(Increase) decrease in interest receivable	(40,853)	(16,495)	1,466
Increase (decrease) in interest payable	23,363	3,007	(4,783)
Minority interest in subsidiaries’ net income	37,381	28,724	26,972
Increase in trading account assets	(27,322)	—	—
(Increase) decrease in mortgage loans held for sale	(22,958)	13,291	112,552
Increase in prepaid and other assets	(80,982)	(36,700)	(11,606)
Increase (decrease) in accrued salaries and benefits	37,953	36,000	(10,813)
(Decrease) increase in other liabilities	(26,422)	166,375	(31,280)
(Decrease) increase in billings in excess of costs and profits on uncompleted contracts	—	(17,573)	17,573
Gain on sale of banking locations	—	(15,849)	—
Impairment of developed software	3,619	10,059	—
Other, net	(16,462)	(46,640)	40,422

Net cash provided by operating activities	619,716	796,278	722,186

Investing Activities
Net cash paid for acquisitions	(56,995)	(37,172)	(66,204)
Net decrease in interest earning deposits with banks	1,173	70	632
Net decrease (increase) in federal funds sold and securities purchased under resale agreements	66,549	34,456	(47,978)
Proceeds from maturities and principal collections of investment securities available for sale	660,085	1,351,436	1,429,904
Proceeds from sales of investment securities available for sale	50,048	33,332	207,124
Purchases of investment securities available for sale	(1,019,585)	(1,491,355)	(1,900,237)
Net cash received on sale of banking locations	—	25,069	—
Net increase in loans	(1,990,774)	(2,598,559)	(1,426,471)
Purchases of premises and equipment	(106,674)	(111,396)	(184,226)
Proceeds from disposals of premises and equipment	1,708	3,061	2,681
Contract acquisition costs	(19,468)	(29,150)	(18,129)
Additions to licensed computer software from vendors	(12,875)	(57,302)	(47,312)
Additions to internally developed computer software	(22,602)	(5,224)	(17,689)

Net cash used in investing activities	(2,449,410)	(2,882,734)	(2,067,905)

Financing Activities
Net increase in demand and savings deposits	1,354,258	1,388,914	1,290,526
Net increase in certificates of deposit	852,639	803,208	32,029
Net (decrease) increase in federal funds purchased and securities sold under repurchase agreements	(49,411)	(192,229)	79,803
Principal repayments on long-term debt	(617,177)	(399,690)	(337,160)
Proceeds from issuance of long-term debt	672,666	655,727	511,362
Treasury stock purchased	—	(4)	(112,655)
Dividends paid to shareholders	(224,303)	(209,883)	(194,177)
Proceeds from issuance of common stock	43,125	23,465	28,070

Net cash provided by financing activities	2,031,797	2,069,508	1,297,798

Effect of exchange rate changes on cash and cash equivalent balances held in foreign currencies	(4,252)	3,953	2,859

Increase (decrease) in cash and cash equivalents	197,851	(12,995)	(45,062)
Cash and due from banks at beginning of year	683,035	696,030	741,092

Cash and due from banks at end of year	$880,886	683,035	696,030

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1	Summary of Significant Accounting Policies
Business Operations
      The consolidated financial statements of Synovus include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries. Synovus provides integrated financial services including banking, financial management, insurance, mortgage, and leasing services through 39 wholly-owned affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida, and Tennessee. TSYS, an 81% owned subsidiary, provides electronic payment processing and related services to banks and other card-issuing institutions located in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. TSYS offers merchant processing services to financial institutions and other organizations in the United States and Japan through its subsidiaries, Vital Processing Services L.L.C. (Vital) and GP Network Corporation (GP Net), respectively.
Basis of Presentation
      In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.
      Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses; the valuation of other real estate; the valuation of long-lived assets, goodwill, and other intangible assets; the determination of transaction processing provisions; and the disclosures for contingent assets and liabilities. In connection with the determination of the allowance for loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties and properties collateralizing impaired loans.
      The accounting and reporting policies of Synovus conform to accounting principles generally accepted in the United States of America and to general practices within the banking, electronic payment, and merchant processing industries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a description of the more significant of those policies.
Cash Flow Information
      For the years ended December 31, 2005, 2004, and 2003, income taxes of $323 million, $191 million, and $235 million, and interest of $501 million, $299 million, and $298 million, respectively, were paid.
      Loans receivable of approximately $20 million, $11 million, and $23 million were transferred to other real estate during 2005, 2004, and 2003, respectively.
Federal Funds Sold, Federal Funds Purchased, Securities Purchased Under Resale Agreements, and Securities Sold Under Repurchase Agreements
      Federal funds sold, federal funds purchased, securities purchased under resale agreements, and securities sold under repurchase agreements generally mature in one day.
Trading Account Assets
      Trading account assets, which include both debt and equity securities, are reported at fair value. Fair value adjustments and fees from trading account activities are included as a component of other fee income. Gains and losses realized from the sale of trading account assets are determined by specific identification and are included as a component of other fee income. Interest income on trading assets is reported as a component of interest income.
Mortgage Loans Held for Sale
      Mortgage loans held for sale are carried at the lower of aggregate cost or fair value and adjusted for changes in fair value when forward sales commitments hedging the loans qualify for hedge accounting. Fair values are based upon quoted prices from secondary market investors. No valuation allowances were required at December 31, 2005 or 2004.
      The cost of mortgage loans held for sale is the mortgage note amount less discounts and unearned fees.
Investment Securities Available for Sale
      Available for sale securities are recorded at fair value. Fair value is determined at a specific point in time, based on quoted market prices. Unrealized gains and losses on securities available for sale, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders’ equity, within accumulated other comprehensive income (loss), until realized.
      A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.
      Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and prepayment assumptions. Dividend and interest income are recognized when

Notes to Consolidated Financial Statements

earned. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the amortized cost of securities sold.
      Gains and losses on sales of investment securities are recognized on the settlement date, based on the amortized cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is immaterial.
Loans and Interest Income
      Loans are reported at principal amounts outstanding less unearned income, net deferred fees, and the allowance for loan losses.
      Interest income on consumer loans, made on a discount basis, is recognized in a manner which approximates the level yield method. Interest income on substantially all other loans is recognized on a level yield basis.
      Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Interest is accrued on impaired loans as long as such loans do not meet the criteria for nonaccrual classification.
Allowance for Loan Losses
      The allowance for loan losses is established through the provision for losses on loans charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management’s evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. This analysis includes consideration of historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of certain individual loans.
      Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks’ allowances for loan losses. Such agencies may require the subsidiary banks to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.
      Management, considering current information and events regarding a borrowers’ ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. If the loan is collateral-dependent, the fair value of the collateral less estimated selling costs is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.
      The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment, and loans that are measured at fair value or at the lower of cost or fair value. The allowance for loan losses for loans not considered impaired and for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, individual risk ratings, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers’ ability to pay.
Premises and Equipment
      Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization which are computed using the straight-line method over the estimated useful lives of the related assets.
Contract Acquisition Costs
      TSYS capitalizes contract acquisition costs related to signing or renewing long-term contracts. TSYS capitalizes internal conversion costs in accordance with Financial Accounting Standards Board (FASB) Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs

Notes to Consolidated Financial Statements

related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s Emerging Issues Task Force (EITF) Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),” and the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” These costs are amortized using the straight line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.
      The amortization of contract acquisition costs associated with cash payments is recorded as a reduction of revenues in the consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the consolidated statements of income. TSYS evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
      These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients, or if TSYS’ actual results differ from its estimates of future cash flows.
Computer Software
Licensed Computer Software
      TSYS licenses software that is used in providing electronic payment processing, merchant and other services to clients. Licensed software is obtained through perpetual licenses and site licenses, and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, TSYS evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
Software Development Costs
      In accordance with SFAS No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when TSYS has completed a detail program design and has determined that a product can be produced to meet its design specifications, including functions, features, and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, TSYS evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years, or (2) the ratio of current revenues to total anticipated revenue over its useful life.
      TSYS also develops software that is used internally. These software development costs are capitalized based upon the provisions of SOP No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years.
      Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.
Transaction Processing Provisions
      TSYS has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of TSYS’ contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, TSYS takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in its contracts, progress

Notes to Consolidated Financial Statements

towards milestones, and known processing errors not covered by insurance.
      These accruals are included in other liabilities in the consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.
Goodwill and Other Intangible Assets
      Goodwill and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. With the exception of goodwill, recoverability of the intangible assets described below is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets based on the discounted expected future cash flows to be generated by the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.
      Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, is tested for impairment at least annually. To test for goodwill impairment, Synovus identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Synovus then compares the carrying value of each unit to its fair value to determine whether impairment exists. No impairment losses have been recorded as a result of Synovus’ annual goodwill impairment analyses during the years ended December 31, 2005, 2004, and 2003.
      Identifiable intangible assets relate primarily to core deposit premiums, resulting from the valuation of core deposit intangibles acquired in business combinations or in the purchase of branch offices, and customer contract premiums resulting from the acquisition of investment advisory and transaction processing businesses. These identifiable intangible assets are amortized using accelerated methods over periods not exceeding the estimated average remaining life of the existing customer deposits or contracts acquired. Amortization periods range from 3 to 15 years. Amortization periods for intangible assets are monitored to determine if events and circumstances require such periods to be reduced.
Other Assets
      Other assets include interest receivable on loans, investment securities, and other interest-bearing balances. The accounting for other significant balances included in other assets is described below.
Investments in Company-Owned Life Insurance Programs
      Premiums paid for company-owned life insurance programs are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the period is recorded as an adjustment of premiums paid in determining the expense or income to be recognized under the contract during the period. Income or expense from company-owned life insurance programs is included as a component of other operating income.
Investments in Joint Ventures
      TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 34% investment in China UnionPay Data Co., Ltd. (CUP Data), a payment processing company which is headquartered in Shanghai, China. TSYS accounted for Vital using the equity method of accounting through March 1, 2005, when it acquired the 50% equity stake in Vital formerly held by Visa U.S.A. Vital is a merchant processing operation headquartered in Tempe, Arizona.
Other Real Estate
      Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. Gains or losses on sale and any subsequent adjustments to the value are recorded as a component of other operating expenses.
Derivative Instruments
      In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133,” all derivative instruments are recorded on the balance sheet at their respective fair values.

Notes to Consolidated Financial Statements

      The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of accumulated other comprehensive income (outside earnings), and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.
      As part of its overall interest rate risk management activities, Synovus utilizes interest rate related derivatives to manage its exposure to various types of interest rate risks. With the exception of commitments to fund and sell fixed-rate mortgage loans and derivatives utilized to meet the financing and interest rate management needs of its customers, all derivatives utilized by Synovus to manage its interest rate sensitivity are designed as either a hedge of a recognized fixed-rate asset or liability (a fair value hedge), or a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (cash flow hedge). Synovus does not speculate using derivative instruments.
      Synovus’ risk management policies emphasize the management of interest rate risk within acceptable guidelines. Synovus’ objective in maintaining these policies is to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Risks to be managed include both fair value and cash flow risks. Utilization of derivative financial instruments provides a valuable tool to assist in the management of these risks.
      Synovus utilizes interest rate swap agreements to hedge the fair value risk of fixed-rate balance sheet liabilities, primarily deposit liabilities. Fair value risk is measured as the volatility in the value of these liabilities as interest rates change. Interest rate swaps entered into to manage this risk are designed to have the same notional value, as well as similar interest rates and interest calculation methods. These agreements entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments based on the notional amount of the swap agreements. Swap agreements structured in this manner allow Synovus to effectively hedge the fair value risks of these fixed-rate liabilities.
      Synovus is potentially exposed to cash flow risk due to its holding of loans whose interest payments are based on floating rate indices. Synovus monitors changes in these exposures and their impact on its risk management activities and uses interest rate swap agreements to hedge the cash flow risk. These agreements, whose terms are for up to five years, entitle Synovus to receive fixed-rate interest payments and pay floating-rate interest payments. The maturity date of the agreement with the longest remaining term to maturity is May 3, 2009. These agreements allow Synovus to offset the variability of floating rate loan interest with the variable interest payments due on the interest rate swaps.
      Synovus entered into certain forward starting swap contracts to hedge the cash flow risk of future interest payments on a forecasted debt issuance. Upon the determination to issue debt, Synovus was potentially exposed to cash flow risk due to changes in market interest rates prior to the placement of the debt. The forward starting swaps allowed Synovus to hedge this exposure. Upon placement of the debt, these swaps were cash settled concurrent with the pricing of the debt. The effective portion of the cash flow hedge previously included in accumulated other comprehensive income is being amortized over the life of the debt issue as an adjustment to interest expense.
      By using derivatives to hedge fair value and cash flow risks, Synovus exposes itself to potential credit risk. This potential credit risk is equal to the fair or replacement values of the swaps if the counterparty fails to perform on its obligations under the swap agreements. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as other credit activities, by dealing with highly rated counterparties, and by obtaining collateral agreements for exposures above predetermined limits.
      Synovus also holds derivative instruments which consist of commitments to fund fixed-rate mortgage loans to customers (interest rate lock commitments) and forward commitments to sell mortgage-backed securities and individual fixed-rate mortgage loans. Synovus’ objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans and the mortgage loans that are held for sale. Both the interest rate lock commitments and the forward commitments are reported at fair value, with adjustments being recorded in current period earnings. Certain forward sales

Notes to Consolidated Financial Statements

commitments are accounted for as hedges of mortgage loans held for sale.
      Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions to minimize the risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings.
Non-Interest Income
Electronic Payment Processing Services
      TSYS’ electronic payment processing services revenues are derived from long-term processing contracts with financial and non-financial institutions and are recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years in length and provide for penalties for early termination.
      TSYS recognizes revenues in accordance with SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.
      TSYS evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB’s EITF Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.
      A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within TSYS’ control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.
      TSYS recognizes software license revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.
      When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.
Merchant Services
      TSYS’ merchant services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. TSYS recognizes merchant services revenue as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

Notes to Consolidated Financial Statements

Other Transaction Processing Services Revenue
      TSYS’ other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with TSYS’ long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis.
Service Charges on Deposit Accounts
      Service charges on deposit accounts consist of non-sufficient funds fees, account analysis fees, and other service charges on deposits which consist primarily of monthly account fees. Non-sufficient funds fees are recognized at the time when the account overdraft occurs. Account analysis fees consist of fees charged to certain commercial demand deposit accounts based upon account activity (and reduced by a credit which is based upon cash levels in the account). These fees, as well as monthly account fees, are recorded under the accrual method of accounting.
Fiduciary and Asset Management Fees
      Fiduciary and asset management fees are generally determined based upon market values of assets under management as of a specified date during the period. These fees are recorded under the accrual method of accounting.
Brokerage and Investment Banking Revenue
      Brokerage revenue consists primarily of commission income, which represents the spread between buy and sell transactions processed, and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commission income is recorded on a settlement-date basis, which does not differ materially from trade-date basis. Brokerage revenue also includes portfolio management fees which represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios and are recorded under the accrual method of accounting.
      Investment banking revenue represents fees for services arising from securities offerings or placements in which Synovus acts as the agent. It also includes fees earned from providing advisory services. Revenue is recognized at the time the underwriting is completed and the revenue is reasonably determinable.
Mortgage Banking Income
      Mortgage banking income consists primarily of gains and losses from the sale of mortgage loans. Gains (losses) on the sale of mortgage loans are determined and recognized at the time the sale proceeds are received and represent the difference between net sales proceeds and the carrying value of the loans at the time of sale adjusted for recourse obligations, if any, retained by Synovus.
Bankcard Fees
      Bankcard fees consist primarily of interchange and merchant fees earned, net of fees paid, on debit card and credit card transactions. Net fees are recognized into income as they are collected.
Reimbursable Items
      Reimbursable items consist of out-of-pocket expenses which are reimbursed by TSYS’ customers. Postage is the primary component of these expenses. TSYS accounts for reimbursable items in accordance with the FASB’s EITF No. 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”
Foreign Currency Translation
      TSYS maintains several different foreign operations whose functional currency is their local currency. The foreign currency-based financial statements of these subsidiaries and branches are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of TSYS’ foreign operations, net of tax, are accumulated as a component of accumulated other comprehensive income (loss).
      Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.
Income Taxes
      Synovus uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax

Notes to Consolidated Financial Statements

rates is recognized in income in the period that includes the enactment date. Synovus files a consolidated federal income tax return with its wholly-owned and majority-owned subsidiaries.
Stock-Based Compensation
      Synovus accounts for its fixed stock-based compensation in accordance with the provisions set forth in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. In accordance with APB Opinion No. 25, compensation expense is recorded on the grant date only to the extent that the current market price of the underlying stock exceeds the exercise price on the grant date.
      SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As allowed by SFAS No. 123, Synovus has elected to apply the accounting method prescribed under APB Opinion No. 25, and has adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”
      Had Synovus determined compensation expense based on the fair value at the grant date for its stock options granted during the years 1999 through 2005 under SFAS No. 123, net income would have been reduced to the pro forma amounts indicated in the following table.

(In thousands, except	Years Ended December 31,
per share data)
	2005	2004	2003

Net income as reported	$516,446	437,033	388,925
Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(14,050)	(13,344)	(13,856)

Pro forma	$502,396	423,689	375,069

Earnings per share:
Basic-as reported	$1.66	1.42	1.29
Basic-pro forma	1.61	1.38	1.24
Diluted-as reported	1.64	1.41	1.28
Diluted-pro forma	1.60	1.36	1.23

      The per share weighted average fair value of stock options granted during 2005, 2004 and 2003 was $7.06, $7.36, and $4.93, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions for 2005, 2004, and 2003, respectively: risk-free interest rates of 4.1%, 4.5%, and 3.2%; expected volatility of 21%, 29%, and 34%; expected life of 8.5 years, 6.5 years, and 6.0 years; and dividend yield of 2.4%, 2.6%, and 3.3%.
Postretirement Benefits
      Synovus sponsors a defined benefit health care plan for substantially all of its employees and early retirees. The expected costs of retiree health care and other postretirement benefits are being expensed over the period that employees provide service.
Fair Value of Financial Instruments
      Fair value estimates are made at a specific point in time, based on relevant market information and other information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, the entire holdings of a particular financial instrument. Because no market exists for a portion of the financial instruments, fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
      Fair value estimates are based on existing balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes, premises and equipment, capitalized contract acquisition costs, computer software, investments in joint ventures, goodwill and other intangible assets. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.
Recently Issued Accounting Standards
      On November 13, 2003, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This guidance was to be applied in other-than-temporary impairment evaluations performed in reporting periods beginning after June 15, 2004. Disclosures were effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by

Notes to Consolidated Financial Statements

Not-for-Profit Organizations.” In 2005, the FASB issued FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain provisions of EITF Issue No. 03-1, while retaining the disclosure requirements that have previously been adopted by Synovus. The adoption of FSP No. 115-1 did not have a material impact on Synovus’ financial statements.
      In December 2003, the Accounting Standards Executive Committee issued SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer or business combination if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in years beginning after December 15, 2004. Synovus has not determined the impact that SOP No. 03-3 will have on its financial statements and believes that such determination will not be meaningful until Synovus completes a business combination with a financial institution and/or acquires a future loan portfolio.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
      SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.
      On March 29, 2005, the SEC issued SAB No. 107 (SAB 107), “Share-Based Payment”. SAB 107 expresses the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, provides the staff’s views regarding the valuation of share-based payments by public companies, and provides guidance regarding share-based payments with non-employees.
      On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. Synovus adopted SFAS No. 123R effective January 1, 2006.
      Synovus estimates that the adoption of SFAS No. 123R, including the effect of stock options to be granted in 2006, will result in an additional expense in 2006 of approximately $14.0 million, net of tax, relating to the expensing of stock options. Additionally, Synovus will incur an incremental (as compared to 2005) after-tax expense of approximately $3.0 million in 2006, for restricted stock awards, including the effect of restricted stock awards to be granted in 2006. While stock options have been the primary method of equity-based compensation historically, going forward, restricted stock awards are expected to be Synovus’ primary method of equity-based compensation.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle by requiring retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Synovus does not expect the impact of SFAS No. 154 on its financial position, results of operations or cash flows to be material.
      In June 2005, the EITF reached a consensus on EITF Issue No. 05-6 (EITF 05-6), “Determining the Amortization Period for Leasehold Improvements.” This guidance provides that leasehold improvements acquired in a business combination and those acquired after the inception of a lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of the leasehold improvements. The guidance is effective for periods beginning after June 29, 2005. Synovus has not determined the impact that EITF 05-6

Notes to Consolidated Financial Statements

will have on its financial statements and believes that such determination will not be meaningful until Synovus completes a business combination that includes leasehold improvements.
Reclassifications
      Certain amounts in 2004 and 2003 have been reclassified to conform with the presentation adopted in 2005.
Note 2 Business Combinations
      On March 1, 2005, TSYS completed the acquisition of Vital by purchasing the 50% equity stake formerly held by Visa U.S.A. for $95.8 million, including $794,000 of direct acquisition costs. TSYS recorded the acquisition of the 50% interest as a purchase business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. TSYS is in the process of finalizing the purchase price allocation and has preliminarily allocated $36.7 million to goodwill, $12.0 million to intangible assets and the remaining amount to the assets and liabilities acquired. Vital’s results of operations have been included in the consolidated financial results beginning March 1, 2005.
      The preliminary purchase price allocation is presented below.

Vital Processing Services, L.L.C.
(In thousands)
Cash and cash equivalents	$19,399
Contract acquisition costs and computer software, net	31,373
Intangible assets	12,000
Goodwill	36,686
Other assets	29,221

Total assets acquired	128,679
Total liabilities assumed	32,836
Minority interest	49

Net assets acquired	$95,794

      The purchase of the remaining 50% interest in Vital provides TSYS greater synergies for its clients that service merchants who accept cards as payments and issue credit to their customers.
      Effective October 1, 2005, TSYS acquired the remaining 49% interest in Merlin Solutions, L.L.C., a subsidiary of Vital, for approximately $2.0 million. TSYS has recorded the acquisition of the incremental 49% interest as a business combination requiring TSYS to allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. TSYS has preliminarily allocated $1.9 million to goodwill related to this acquisition.
      Effective November 1, 2005, TSYS purchased an initial 34% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). TSYS plans to increase its ownership interest to 45% upon receipt of regulatory approval, which is expected to occur in 2006. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. In its first two years of business, CUP Data has signed numerous processing agreements for several of China’s largest financial institutions.
      TSYS accounts for its investment in CUP Data under the equity method of accounting. TSYS is in the process of finalizing the purchase price allocation and has preliminarily allocated $29.0 million to goodwill and $7.9 million to net assets acquired. The goodwill associated with CUP Data is not reported as goodwill in the consolidated balance sheet, but it is reported as a component of the equity investment.
      On January 30, 2004, Synovus acquired all the issued and outstanding common shares of Peoples Florida Banking Corporation (Peoples Bank), the parent company of Peoples Bank, headquartered in Palm Harbor, Florida. The aggregate purchase price was $78.4 million, consisting of 1,636,827 shares of Synovus common stock valued at $43.7 million, $32.1 million in cash, stock options valued at $2.6 million and $37 thousand in direct acquisition costs, consisting primarily of external accounting fees. On July 25, 2005, Peoples Bank was merged into Synovus Bank of Tampa Bay.
      On June 1, 2004, Synovus acquired all the issued and outstanding common shares of Trust One Bank (Trust One) in Memphis, Tennessee. Trust One has six branches serving east Shelby County, Tennessee, which includes Germantown, Cordova, Collierville and east Memphis. The aggregate purchase price was $111.0 million, consisting of 3,841,302 shares of Synovus common stock valued at $107.7 million, approximately $3,000 in cash, stock options valued at $3.2 million and $126 thousand in direct acquisition costs, consisting primarily of external legal fees and accounting fees.
      On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity). The aggregate purchase price was $53.0 million in cash and $515 thousand in direct acquisition costs. Clarity was renamed TSYS Prepaid, Inc. (TSYS Prepaid). During 2005, TSYS finalized the purchase price allocation and allocated $39.6 million to goodwill, $8.5 million to computer software, $2.4 million to other

Notes to Consolidated Financial Statements

intangibles and the remaining amount to the other assets and liabilities acquired.
      On February 27, 2003, Synovus acquired all the issued and outstanding common shares of FNB Newton Bankshares, Inc., the parent company of First Nation Bank, headquartered in Covington, Georgia. The aggregate purchase price was $96.0 million, consisting of 2,253,627 shares of Synovus common stock valued at $46.4 million, $46.4 million in cash, stock options valued at $3.2 million, and $35 thousand in direct acquisition costs, primarily consisting of external legal and accounting fees.
      On February 28, 2003, Synovus acquired all the issued and outstanding common shares of United Financial Holdings, Inc., the parent company of United Bank and Trust Company, in St. Petersburg, Florida and United Bank of the Gulf Coast, in Sarasota, Florida (collectively, United Bank). The aggregate purchase price was $85.3 million, consisting of 2,388,087 shares of Synovus common stock valued at $47.6 million, $34.0 million in cash, stock options valued at $3.5 million, and $215 thousand in direct acquisition costs, primarily consisting of external legal and accounting fees. On July 25, 2005, United Bank was merged into Synovus Bank of Tampa Bay.
      On April 28, 2003, TSYS completed the acquisition of Enhancement Services Corporation (ESC) for $36.0 million in cash. TSYS allocated approximately $26.0 million to goodwill, approximately $8.2 million to intangibles and the remaining amount to the net assets acquired. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States.
      On May 31, 2002, Synovus acquired all the issued and outstanding common shares of GLOBALT, Inc. (GLOBALT). GLOBALT is a provider of investment advisory services based in Atlanta, Georgia, offering a full line of distinct large cap and mid cap growth equity strategies and products. GLOBALT’s assets under management at June 1, 2002 were approximately $1.3 billion. GLOBALT now operates as a wholly-owned subsidiary of Synovus and as a part of the Synovus Financial Management Services unit. The aggregate purchase price was $20.0 million, consisting of 702,433 shares of Synovus common stock valued at $19.0 million, $0.9 million for forgiveness of debt, and $100 thousand in direct acquisition costs, consisting primarily of external legal and accounting fees. The terms of the merger agreement provide for contingent consideration based on a percentage of a multiple of earnings before interest, income taxes, depreciation, and other adjustments, as defined in the agreement (EBITDA) for each of the years ending December 31, 2004, 2005, and 2006. The contingent consideration is payable by February 15th of the year subsequent to the calendar year for which the EBITDA calculation is made. The fair value of the contingent consideration is recorded as an addition to goodwill. On February 15, 2005, Synovus recorded additional consideration of $226 thousand, which was based on 4% of a multiple of GLOBALT’s EBITDA for the year ended December 31, 2004. On February 15, 2006, Synovus recorded additional consideration of $585 thousand, which was based on 7% of a multiple of GLOBALT’s EBITDA for the year ended December 31, 2005. The contingent consideration for the year ending December 31, 2006 will be based on 14% of a multiple of GLOBALT’s EBITDA for 2006.
      On September 6, 2005, Synovus announced the signing of a definitive agreement to acquire the $650 million asset Riverside Bancshares, Inc. (Riverside), the parent company of Riverside Bank in Marietta, Georgia, in a tax-free exchange of common stock. Riverside Bank has five branches serving north metro Atlanta, Georgia. The merger is subject to approval by the shareholders of Riverside and is expected to close during the first quarter of 2006.
      On October 31, 2005, Synovus announced the signing of a definitive agreement to acquire the $342 million asset Banking Corporation of Florida (First Florida), the parent company of First Florida Bank in Naples, Florida, in a tax-free exchange of common stock. First Florida Bank has two branches in Naples, Florida, one in Winter Park — part of the Orlando/central Florida community — and a loan production branch in Fort Myers, Florida. The merger, which is subject to approval by the shareholders of First Florida, is expected to close after the close of business on March 31, 2006.
Note 3 Trading Account Assets
      The following table summarizes trading account assets at December 31, 2005. There were no trading account assets at December 31, 2004.

(In thousands)
U.S. Treasury and U.S. Government agency securities	$117
Mortgage-backed securities	25,403
State and municipal securities	1,401
Other investments	401

Total	$27,322

Notes to Consolidated Financial Statements

Note 4	Investment Securities Available for Sale
      The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities available for sale at December 31, 2005 and 2004 are summarized as follows:

	December 31, 2005

		Gross	Gross	Estimated
(In thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Treasury and U.S. Government agency securities	$1,651,240	806	(27,434)	1,624,612
Mortgage-backed securities	1,032,485	1,379	(27,136)	1,006,728
State and municipal securities	206,744	6,151	(524)	212,371
Equity securities	112,350	493	(37)	112,806
Other investments	1,827	—	(24)	1,803

Total	$3,004,646	8,829	(55,155)	2,958,320

	December 31, 2004

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Treasury and U.S. Government agency securities	$1,312,599	2,911	(10,039)	1,305,471
Mortgage-backed securities	1,031,599	5,249	(10,124)	1,026,724
State and municipal securities	226,982	11,170	(320)	237,832
Equity securities	119,823	1,014	—	120,837
Other investments	4,814	28	(113)	4,729

Total	$2,695,817	20,372	(20,596)	2,695,593

      Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004, were as follows:

	December 31, 2005

	Less than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. Treasury and U.S. Government agency securities	$576,406	(8,198)	875,243	(19,236)	1,451,649	(27,434)
Mortgage-backed securities	386,242	(6,557)	509,521	(20,579)	895,763	(27,136)
State and municipal securities	24,506	(253)	5,157	(271)	29,663	(524)
Equity securities	249	(37)	—	—	249	(37)
Other investments	1,264	(24)	—	—	1,264	(24)

Total	$988,667	(15,069)	1,389,921	(40,086)	2,378,588	(55,155)

Notes to Consolidated Financial Statements

	December 31, 2004

	Less than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. Treasury and U.S. Government agency securities	$948,246	(9,062)	36,023	(977)	984,269	(10,039)
Mortgage-backed securities	579,017	(7,870)	92,068	(2,254)	671,085	(10,124)
State and municipal securities	15,524	(316)	690	(4)	16,214	(320)
Equity securities	—	—	—	—	—	—
Other investments	1,557	(12)	507	(101)	2,064	(113)

Total	$1,544,344	(17,260)	129,288	(3,336)	1,673,632	(20,596)

      U.S. Treasury and U.S. Government agency securities. The unrealized losses in this category consist primarily of unrealized losses in direct obligations of U.S. Government agencies and were caused by interest rate increases. Because Synovus has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, Synovus does not consider these investments to be other-than-temporarily impaired at December 31, 2005 or December 31, 2004.
      Mortgage-backed securities. The unrealized losses on Synovus’ investment in U.S. government agency mortgage-backed securities were caused by interest rate increases. The contractual cash flows of the securities are guaranteed by an agency of the U.S. government. Because the decline in market value is attributable to changes in interest rates and not credit quality and because Synovus has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, Synovus does not consider these investments to be other-than-temporarily impaired at December 31, 2005 or December 31, 2004.

Notes to Consolidated Financial Statements

      The amortized cost and estimated fair value by contractual maturity of investment securities available for sale at December 31, 2005 are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized	Estimated
	Cost	Fair Value

U.S. Treasury and U.S. Government agency securities:
Within 1 year	$298,657	295,922
1 to 5 years	1,185,184	1,164,529
5 to 10 years	142,726	139,969
More than 10 years	24,673	24,192

	$1,651,240	1,624,612

State and municipal securities:
Within 1 year	$19,632	19,722
1 to 5 years	81,886	83,639
5 to 10 years	76,093	79,172
More than 10 years	29,133	29,838

	$206,744	212,371

Other investments:
Within 1 year	$271	264
1 to 5 years	1,367	1,350
5 to 10 years	—	—
More than 10 years	189	189

	$1,827	1,803

Equity securities	$112,350	112,806

Mortgage-backed securities	$1,032,485	1,006,728

Total investment securities:
Within 1 year	$318,560	315,908
1 to 5 years	1,268,437	1,249,518
5 to 10 years	218,819	219,141
More than 10 years	53,995	54,219
Equity securities	112,350	112,806
Mortgage-backed securities	1,032,485	1,006,728

	$3,004,646	2,958,320

      A summary of sales transactions in the investment securities available for sale portfolio for 2005, 2004, and 2003 is as follows:

		Gross	Gross
	Proceeds	Realized Gains	Realized Losses
(In thousands)
2005	$50,048	744	(281)
2004	$33,332	620	(545)
2003	$207,124	2,960	(469)

      At December 31, 2005 and 2004, investment securities with a carrying value of $2.4 billion and $2.1 billion, respectively, were pledged to secure certain deposits, securities sold under agreements to repurchase, and Federal Home Loan Bank advances, as required by law and contractual agreements.

Note 5	Loans
      Loans outstanding, by classification, are summarized as follows:

	December 31,
(In thousands)
	2005	2004

Commercial:
Commercial, financial, and agricultural	$5,231,150	5,064,828
Real estate-construction	6,394,161	5,173,275
Real estate-mortgage	6,465,915	6,116,308

Total commercial	18,091,226	16,354,411

Retail:
Real estate-mortgage	2,559,339	2,298,682
Consumer loans-credit card	268,348	256,297
Consumer loans-other	521,521	612,957

Total retail	3,349,208	3,167,936

Total loans	21,440,434	19,522,347

Unearned income	(48,087)	(41,951)

Total loans, net of unearned income	$21,392,347	19,480,396

      Activity in the allowance for loan losses is summarized as follows:

	Years Ended December 31,
(In thousands)
	2005	2004	2003

Balance at beginning of year	$265,745	226,059	199,841
Allowance for loan losses of acquired/ divested subsidiaries	—	5,615	10,534
Provision for losses on loans	82,532	75,319	71,777
Recoveries of loans previously charged off	8,561	9,720	8,112
Loans charged off	(67,226)	(50,968)	(64,205)

Balance at end of year	$289,612	265,745	226,059

      At December 31, 2005, the recorded investment in loans that were considered to be impaired was $95.3 million. Included in this amount is $58.9 million of impaired loans for

Notes to Consolidated Financial Statements

which the related allowance is $22.9 million, and $36.4 million of impaired loans for which there is no related allowance determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” At December 31, 2005, impaired loans in the amount of $52 million were on nonaccrual status.
      At December 31, 2004, the recorded investment in loans that were considered to be impaired was $99.2 million. Included in this amount was $58.9 million of impaired loans for which the related allowance was $22.3 million, and $40.3 million of impaired loans for which there was no related allowance determined in accordance with SFAS No. 114. At December 31, 2004, impaired loans in the amount of $53 million were on nonaccrual status.
      The allowance for loan losses on impaired loans was primarily determined using the fair value of the loans’ collateral, less estimated selling costs. The average recorded investment in impaired loans was approximately $90.9 million, $107.0 million, and $96.6 million for the years ended December 31, 2005, 2004, and 2003, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $3.6 million, $2.9 million, and $5.4 million for the years ended December 31, 2005, 2004, and 2003, respectively.
      Loans on nonaccrual status amount to $80.0 million, $80.2 million, and $67.2 million, at December 31, 2005, 2004, and 2003, respectively. If nonaccrual loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2.5 million, $2.7 million, and $2.7 million for the years ended December 31, 2005, 2004, and 2003, respectively.
      A substantial portion of the loans is secured by real estate in markets in which affiliate banks are located throughout Georgia, Alabama, Tennessee, South Carolina, and Florida. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio, and the recovery of a substantial portion of the carrying amount of real estate owned, are susceptible to changes in market conditions in these areas.
      In the ordinary course of business, Synovus’ affiliate banks have made loans to certain executive officers and directors (including their associates) of the Parent Company and its significant subsidiaries, as defined. Significant subsidiaries consist of Columbus Bank and Trust Company, Bank of North Georgia, and The National Bank of South Carolina. Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unaffiliated customers. The following is a summary of such loans outstanding and the activity in these loans for the year ended December 31, 2005.

(In thousands)
Balance at December 31, 2004	$256,711
Adjustment for executive officer and director changes	1,876

Adjusted balance at December 31, 2004	258,587
New loans	192,822
Repayments	(158,698)

Balance at December 31, 2005	$292,711

Note 6     Contract Acquisition Costs and Computer Software
      Capitalized contract acquisition costs, consisting of conversion costs and payments for processing rights at TSYS, net of accumulated amortization, were $163.9 million and $132.4 million at December 31, 2005 and 2004, respectively. Amortization expense related to contract acquisition costs was $37.8 million, $24.9 million, and $20.8 million, for the years ended December 31, 2005, 2004, and 2003, respectively. Aggregate estimated amortization expense of contract acquisition costs for the next five years is as follows:

(In thousands)	Contract
Acquisition
Costs

2006	$41,688
2007	28,254
2008	24,669
2009	23,095
2010	15,429

      The weighted average estimated useful lives of conversion costs is as follows:

Weighted
Average
Amortization
Period (Yrs)

Payments for processing rights	11.6
Conversion costs	6.9
Combined	8.1

Notes to Consolidated Financial Statements

      The following table summarizes TSYS’ computer software at December 31, 2005 and 2004:

(In thousands)
	2005	2004

Licensed computer software	$395,992	383,371
Software development costs	158,384	126,000
Acquisition technology intangibles	30,700	12,200

	585,076	521,571
Less accumulated amortization	(317,088)	(252,924)

Computer software, net	$267,988	268,647

      Amortization expense related to licensed and capitalized software development costs at TSYS was $65.5 million, $50.6 million, and $53.2 million for the years ended December 31, 2005, 2004, and 2003, respectively. Aggregate estimated amortization expense of computer software over the next five years is as follows:

Computer
(In thousands)	Software

2006	$59,641
2007	55,480
2008	48,999
2009	39,331
2010	15,032

      The weighted average estimated useful lives of licensed computer software is as follows:

Weighted
Average
Amortization
Period (Yrs)

Licensed computer software	7.0
Software development costs	6.7
Acquisition technology intangibles	7.4
Combined	7.0

      TSYS was developing its Integrated Payments Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, TSYS invested a total of $6.3 million. In March 2005, TSYS evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of Vital and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized impairment charges on developed software of $3.6 million in net occupancy and equipment expense during 2005.
      During 2004, TSYS changed its approach for entry into the Asia-Pacific market. As a result, TSYS recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project.

Notes to Consolidated Financial Statements

Note 7	Other Intangible Assets and Other Assets
      Other intangible assets (excluding goodwill) as of December 31, 2005 and 2004 are presented in the following table:

	2005			2004
(In thousands)
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Other intangible assets:
Purchased trust revenues	$4,210	(1,286)	2,924	$4,210	(1,006)	3,204
Acquired customer contracts	7,731	(3,818)	3,913	7,731	(2,536)	5,195
Employment contracts/non-competition agreements	1,091	(631)	460	1,091	(308)	783
Core deposit premiums	39,674	(16,124)	23,550	50,031	(21,915)	28,116
Intangibles associated with the acquisition of minority interest in TSYS	2,846	(759)	2,087	2,846	(474)	2,372
Customer relationships	13,800	(2,100)	11,700	1,800	(250)	1,550
Other	700	(467)	233	700	(292)	408

Total carrying value	$70,052	(25,185)	44,867	$68,409	(26,781)	41,628

      Aggregate other intangible assets amortization expense (excluding goodwill) for the years ended December 31, 2005, 2004, and 2003 was $8.8 million, $8.7 million, and $6.2 million, respectively. Aggregate estimated amortization expense over the next five years is: $8.1 million in 2006, $6.6 million in 2007, $5.6 million in 2008, $5.4 million in 2009, and $5.2 million in 2010.
      Significant balances included in other assets are company-owned life insurance programs and TSYS’ investments in joint ventures.
      At December 31, 2005 and 2004, Synovus maintained certain company-owned life insurance programs with a carrying value of approximately $187.2 million and $169.7 million, respectively.
      Investments in joint ventures consist of TSYS’ 49% investment in TSYS de México, TSYS’ 34% investment in CUP Data and prior to March 1, 2005, TSYS’ 50% investment in Vital. These investments are accounted for using the equity method. Other assets include $42.7 million and $54.4 million in recorded balances related to these investments at December 31, 2005 and 2004, respectively.

Note 8	Interest Bearing Deposits
      A summary of interest bearing deposits at December 31, 2005 and 2004 is as follows:

	2005	2004
(In thousands)
Interest bearing demand deposits	$3,133,607	$2,998,947
Money market accounts	5,748,378	4,869,200
Savings accounts	524,652	547,074
Time deposits under $100,000	2,440,484	2,180,245
Time deposits of $100,000 or more	2,951,724	2,353,057

	14,798,845	12,948,523
Brokered time deposits*	2,284,770	2,291,037

Total interest bearing deposits	$17,083,615	$15,239,560

* Brokered time deposits are in amounts of $100,000 or more.

      Interest expense for the years ended December 31, 2005, 2004, and 2003 on time deposits of $100,000 or more was $171.5 million, $94.3 million, and $94.2 million, respectively.

Notes to Consolidated Financial Statements

      The following table presents scheduled maturities of time deposits at December 31, 2005:

(In thousands)
Maturing within one year	$5,425,428
between 1 — 2 years	1,159,941
2 — 3 years	456,059
3 — 4 years	207,732
4 — 5 years	237,285
thereafter	190,533

$7,676,978

Note 9	Long-Term Debt and Short-Term Borrowings
      Long-term debt at December 31, 2005 and 2004 consists of the following:

	2005	2004
(In thousands)
Parent Company:
7.25% senior notes, due December 15, 2005, with semi-annual interest payments and principal to be paid at maturity	$—	200,000
4.875% subordinated notes, due February 15, 2013, with semi-annual interest payments and principal to be paid at maturity	300,000	300,000
5.125% subordinated notes, due June 15, 2017, with semi-annual interest payments and principal to be paid at maturity	450,000	—
LIBOR + 3.60% debentures, due December 23, 2031 with quarterly interest payments and principal to be paid at maturity (rate of 8.1% at December 31, 2005)	10,252	10,297
Hedge-related basis adjustment	(883)	2,906

Total long-term debt — Parent Company	759,369	513,203

Subsidiaries:
Federal Home Loan Bank advances with interest and principal payments due at various maturity dates through 2018 and interest rates ranging from 2.00% to 6.68% at December 31, 2005 (weighted average interest rate is 4.14% at December 31, 2005)	1,163,570	1,356,205
Other notes payable, capital leases and software obligations payable with interest and principal payments due at various maturity dates through 2008 and interest rates ranging from 2.6% to 18.0% at December 31, 2005	10,699	10,175

Total long-term debt — subsidiaries	1,174,269	1,366,380

Total long-term debt	$1,933,638	1,879,583

      The provisions of the loan and security agreements associated with some of the promissory notes place certain restrictions, within specified limits, on payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 2005, Synovus and its subsidiaries were in compliance with the covenants of the loan and security agreements.
      The Federal Home Loan Bank advances are secured by certain loans receivable of approximately $2.6 billion, as well as investment securities of approximately $91.4 million at December 31, 2005.
      Synovus has an unsecured line of credit with an unaffiliated bank for $25 million with an interest rate of 50 basis points above the short-term index, as defined. The line of credit requires an annual commitment fee of .125% on the average daily available balance and draws can be made on demand (subject to compliance with certain restrictive covenants). There were no advances outstanding at December 31, 2005 and 2004.

Notes to Consolidated Financial Statements

      Required annual principal payments on long-term debt for the five years subsequent to December 31, 2005 are shown on the following table:

	Parent
	Company	Subsidiaries	Total
(In thousands)
2006	$—	681,797	681,797
2007	—	238,321	238,321
2008	—	17,592	17,592
2009	—	58,952	58,952
2010	—	16,615	16,615

      The following table sets forth certain information regarding federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

	2005	2004	2003
(In thousands)
Balance at December 31	$1,158,669	1,208,080	1,354,887
Weighted average interest rate at December 31	3.69%	1.95%	0.93%
Maximum month end balance during the year	$1,918,797	1,749,923	1,459,818
Average amount outstanding during the year	$1,103,005	1,479,815	1,101,216
Weighted average interest rate during the year	2.86%	1.30%	1.07%

Note 10	Other Comprehensive Income (Loss)
      The components of other comprehensive income (loss) for the years ended December 31, 2005, 2004, and 2003 are as follows:

	2005			2004			2003

(In thousands)	Before-	Tax	Net of	Before-	Tax	Net of	Before-	Tax	Net of
	Tax	(Expense)	Tax	Tax	(Expense)	Tax	Tax	(Expense)	Tax
	Amount	or Benefit	Amount	Amount	or Benefit	Amount	Amount	or Benefit	Amount

Net unrealized gains (losses) on cash flow hedges	$(3,670)	1,430	(2,240)	(9,718)	3,965	(5,753)	(4,562)	1,789	(2,773)
Net unrealized gains (losses) on investment securities available for sale:
Unrealized gains (losses) arising during the year	(45,639)	17,568	(28,071)	(32,988)	12,457	(20,531)	(29,505)	11,313	(18,192)
Reclassification adjustment for (gains) losses realized in net income	(463)	180	(283)	(75)	29	(46)	(2,491)	959	(1,532)

Net unrealized gains (losses)	(46,102)	17,748	(28,354)	(33,063)	12,486	(20,577)	(31,996)	12,272	(19,724)
Foreign currency translation gains (losses)	(12,161)	4,316	(7,845)	8,893	(3,169)	5,724	9,379	(3,486)	5,893

Other comprehensive loss	$(61,933)	23,494	(38,439)	(33,888)	13,282	(20,606)	(27,179)	10,575	(16,604)

      Cash settlements on cash flow hedges were $7 thousand, $5.8 million, and $7.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, all of which were included in earnings. During 2005, 2004, and 2001, Synovus recorded cash (payments) receipts on terminated hedges of ($6.2) million, $313 thousand, and $3.3 million, respectively, which were deferred and are being amortized into earnings over the shorter of the remaining contract life or the maturity of the designated instrument as an adjustment to interest income (expense). There were two terminated cash flow hedges during 2005 and one terminated cash flow hedge during 2004. There were no terminated cash flow hedges during 2003. The corresponding net amortization on these settlements was approximately ($165) thousand, $456 thousand, and $1.2 million in 2005, 2004, and 2003, respectively. The change in unrealized gains (losses) on cash flow hedges was approximately $(3.8) million in 2005, ($9.3) million in 2004, and ($3.4) million in 2003.

Notes to Consolidated Financial Statements

Note 11	Earnings Per Share
      The following table displays a reconciliation of the information used in calculating basic and diluted earnings per share (EPS) for the years ended December 31, 2005, 2004, and 2003.

	2005				2004				2003

(In thousands,			Weighted				Weighted			Weighted
except per share data)	Net		Average	Net Income	Net		Average	Net Income	Net	Average	Net Income
	Income		Shares	Per Share	Income		Shares	Per Share	Income	Shares	Per Share

Basic EPS	$516,446		311,495	$1.66	$437,033		307,262	$1.42	$388,925	302,010	$1.29
Effect of dilutive options	(158	)*	3,320		(247	)*	3,068		—	2,918

Diluted EPS	$516,288		314,815	$1.64	$436,786		310,330	$1.41	$388,925	304,928	$1.28

* Represents dilution from outstanding TSYS stock options which enable their holders to obtain TSYS common stock.

      The following represents options to purchase shares of Synovus common stock that were outstanding during the periods noted below, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.

		Weighted Average
Quarter	Number	Exercise Price
Ended	of Shares	Per Share

December 31, 2005	4,725,260	$29.21
September 30, 2005	4,703,210	$29.22
June 30, 2005	2,933,225	$29.05
March 31, 2005	2,637,150	$28.98
December 31, 2004	2,637,150	$28.98
September 30, 2004	7,002,758	$27.34
June 30, 2004	7,046,977	$27.33
March 31, 2004	6,905,462	$27.37
December 31, 2003	2,609,500	$28.99
September 30, 2003	6,475,443	$27.13
June 30, 2003	11,401,281	$25.05
March 31, 2003	11,577,418	$25.02

Note 12	Derivative Instruments, Commitments and Contingencies
Derivative Instruments
      As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risks. These derivative instruments consist of commitments to sell fixed-rate mortgage loans and interest rate swaps. The interest rate lock commitments made to prospective mortgage loan customers also represent derivative instruments since it is intended that such loans will be sold.
      At December 31, 2005, Synovus had commitments to fund fixed-rate mortgage loans to customers in the amount of $96.2 million. The fair value of these commitments at December 31, 2005 was an unrealized loss of $337 thousand.
      At December 31, 2005, outstanding commitments to sell fixed-rate mortgage loans amounted to approximately $135.9 million. Such commitments are entered into to reduce the exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding commitments to originate residential mortgage loans for resale.
      The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates that generally do not exceed 90 days. The fair value of outstanding commitments to sell mortgage loans at December 31, 2005 was an unrealized loss of $684 thousand.
      Synovus also enters into derivative financial instruments to meet the financing and interest rate risk management needs of its customers. Upon entering into these instruments to meet customer needs, Synovus enters into offsetting positions in order to minimize the risk to Synovus. These derivative financial instruments are reported at fair value with any resulting gain or loss recorded in current period earnings. As of December 31, 2005 and 2004, the notional amount of customer related derivative financial instruments was $857.6 million and $347.5 million, respectively.
      Interest rate swap transactions generally involve the exchange of fixed and floating rate interest rate payment obligations without the exchange of underlying principal amounts. Entering into interest rate contracts involves not only interest rate risk, but also the risk of counterparties’ failure to fulfill their legal obligations. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.
      The receive fixed interest rate swap contracts at December 31, 2005 are being utilized to hedge $350 million in floating rate loans and $807.5 million in fixed-rate liabilities.

Notes to Consolidated Financial Statements

      A summary of interest rate contracts and their terms at December 31, 2005 and 2004 is shown below. In accordance with the provisions of SFAS No. 133, the fair value (net unrealized gains and losses) of these contracts has been recorded on the consolidated balance sheet.
      Synovus expects to reclassify from accumulated other comprehensive income approximately $2.1 million as net-of-tax expense during the next twelve months, as the related payments for interest rate swaps and amortization of deferred gains(losses) are recorded.
      During 2005 and 2004, Synovus terminated certain cash flow hedges which resulted in a net pre-tax gain (loss) of ($6.2) million and $313 thousand, respectively. These gains (losses) have been included as a component of accumulated other comprehensive income (loss) and are being amortized over the shorter of the remaining contract life or the maturity of the designated instrument as an adjustment to interest income (expense). The remaining unamortized deferred gain (loss) balances at December 31, 2005 and 2004 were ($5.8) million and $206 thousand, respectively. There were no terminated cash flow hedges during 2003.

		Weighted		Weighted			Net
		Average	Weighted	Average			Unrealized
	Notional	Receive	Average Pay	Maturity	Unrealized	Unrealized	Gains
	Amount	Rate	Rate*	In Months	Gains	Losses	(Losses)

December 31, 2005
Receive fixed swaps:
Fair value hedges	$807,500	4.38%	4.28%	70	$1,270	(14,804)	(13,534)
Cash flow hedges	350,000	6.10%	7.25%	18	117	(3,667)	(3,550)

Total	$1,157,500	4.90%	5.18%	54	1,387	(18,471)	(17,084)

December 31, 2004
Receive fixed swaps:
Fair value hedges	$477,500	4.24%	2.33%	88	$3,435	(5,214)	(1,779)
Cash flow hedges	500,000	5.12%	5.25%	12	—	(4,090)	(4,090)

Sub Total	977,500	4.69%	3.83%	49	3,435	(9,304)	(5,869)
Forward starting swaps:
Cash flow hedges	200,000	—	—	123	293	(2,109)	(1,816)

Total	$1,177,500				$3,728	(11,413)	(7,685)

*	Variable pay rate based upon contract rates in effect at December 31, 2005 and 2004.

Loan Commitments and Letters of Credit
      Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.
      The carrying amount of loan commitments and letters of credit closely approximates the fair value of such financial instruments. Carrying amounts include unamortized fee income and, in some instances, allowances for any estimated credit losses from these financial instruments. These amounts are not material to Synovus’ consolidated balance sheet.
      As of December 31, 2005, Synovus had standby and commercial letters of credit in the amount of $2.3 billion. The standby letters of credit are conditional commitments issued by Synovus to guarantee the performance of a customer to a third party. The approximate terms of these commitments range from one to five years. Collateral is required to support letters of credit in accordance with management’s evaluation of the creditworthiness of each customer.
      The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and standby and commercial letters of credit, is represented by the contract amount of

Notes to Consolidated Financial Statements

those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.
      Loan commitments and letters of credit at December 31, 2005 include the following:

(In thousands)
Standby and commercial letters of credit	$2,312,148
Commitments to fund commercial real estate, construction, and land development loans	2,054,375
Unused credit card lines	1,386,723
Other loan commitments	3,970,128

Total	$9,723,374

Lease Commitments
      Synovus and its subsidiaries have entered into long-term operating leases for various facilities and computer equipment. Management expects that as these leases expire they will be renewed or replaced by similar leases based on need.
      At December 31, 2005, minimum rental commitments under all such noncancelable leases for the next five years and thereafter are as follows:

(In thousands)
2006	$130,967
2007	108,865
2008	58,709
2009	24,349
2010	14,167
Thereafter	46,846

Total	$383,903

      Rental expense on computer equipment, including cancelable leases, was $107.9 million, $97.1 million, and $93.6 million for the years ended December 31, 2005, 2004, and 2003, respectively. Rental expense on facilities was $27.9 million, $21.4 million, and $18.3 million for the years ended December 31, 2005, 2004, and 2003, respectively.
Contractual Commitments
      In the normal course of its business, TSYS maintains long-term processing contracts with its clients. These processing contracts contain commitments, including but not limited to, minimum standards and time frames against which its performance is measured. In the event that TSYS does not meet its contractual commitments with its clients, TSYS may incur penalties and/or certain clients may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.
Legal Proceedings
      Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of Synovus if disposed of unfavorably. Synovus establishes reserves for expected future litigation exposures that Synovus determines to be both probable and reasonably estimable.
      TSYS received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice was investigating whether TSYS and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation related to the U.S. Postal Service’s Move Update Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. TSYS produced documents and information in response to a subpoena that it received from the Office of the Inspector General of the United States Postal Service and otherwise cooperated with the Department of Justice during the investigation. The involved parties agreed to a settlement of the matter without any party admitting liability. The matter was settled during the third quarter of 2005 for amounts that were not material to TSYS’ financial condition, results of operations or cash flows.
Note 13     Regulatory Requirements and Restrictions
      The amount of dividends paid to the Parent Company from each of the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 2006, in the aggregate, without prior approval from the banking regulatory agencies, is approximately $355 million. In prior years, certain Synovus banks have received permission and have paid cash dividends

Notes to Consolidated Financial Statements

to the Parent Company in excess of these regulatory limitations.
      Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes that as of December 31, 2005, Synovus meets all capital adequacy requirements to which it is subject.
      As of December 31, 2005, the most recent notification from the Federal Reserve Bank of Atlanta categorized all of the subsidiary banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table shown below. Management is not currently aware of the existence of any conditions or events occurring subsequent to December 31, 2005 which would affect the well-capitalized classification.

Notes to Consolidated Financial Statements

      The following table summarizes regulatory capital information at December 31, 2005 and 2004 on a consolidated basis and for each significant subsidiary, as defined.

					To be Well
					Capitalized Under
			For Capital Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
(Dollars in thousands)
	2005	2004	2005	2004	2005	2004

Synovus Financial Corp.
Tier I capital	$2,660,704	2,369,332	1,040,352	943,991	n/a	n/a
Total risk-based capital	3,700,315	2,935,077	2,080,704	1,887,982	n/a	n/a
Tier I capital ratio	10.23%	10.04	4.00	4.00	n/a	n/a
Total risk-based capital ratio	14.23	12.44	8.00	8.00	n/a	n/a
Leverage ratio	9.99	9.78	4.00	4.00	n/a	n/a
Columbus Bank and Trust Company
Tier I capital	$1,145,365	1,014,308	211,243	196,739	316,865	295,108
Total risk-based capital	1,177,604	1,047,399	422,487	393,477	528,108	491,847
Tier I capital ratio	21.69%	20.62	4.00	4.00	6.00	6.00
Total risk-based capital ratio	22.30	21.30	8.00	8.00	10.00	10.00
Leverage ratio	23.15	20.70	4.00	4.00	5.00	5.00
The National Bank of South Carolina
Tier I capital	$305,544	276,365	128,994	116,854	193,491	175,281
Total risk-based capital	340,828	310,383	257,988	233,708	322,485	292,135
Tier I capital ratio	9.47%	9.46	4.00	4.00	6.00	6.00
Total risk-based capital ratio	10.57	10.62	8.00	8.00	10.00	10.00
Leverage ratio	8.35	8.70	4.00	4.00	5.00	5.00
Bank of North Georgia
Tier I capital	$283,613	243,906	120,228	107,778	180,343	161,667
Total risk-based capital	316,432	274,580	240,457	215,556	300,571	269,445
Tier I capital ratio	9.44%	9.05	4.00	4.00	6.00	6.00
Total risk-based capital ratio	10.53	10.19	8.00	8.00	10.00	10.00
Leverage ratio	9.96	9.55	4.00	4.00	5.00	5.00

Note 14	Employment Expenses and Benefit Plans
      Synovus generally provides noncontributory money purchase and profit sharing plans, and 401(k) plans, which cover all eligible employees. Annual discretionary contributions to these plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans recorded as expense for the years ended December 31, 2005, 2004, and 2003 were approximately $85.5 million, $57.8 million, and $38.4 million, respectively.
      Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus’ plans, except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS recorded as expense $11.9 million, $10.3 million, and $9.5 million for contributions to these plans in 2005, 2004, and 2003, respectively.
      Synovus has entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements is not material to the consolidated financial statements.
      Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The

Notes to Consolidated Financial Statements

benefit expense and accrued benefit cost is not material to the consolidated financial statements.

Note 15	Stock-Based Compensation
      Synovus has various stock option plans under which the Compensation Committee of the Board of Directors has the authority to grant stock options to Synovus employees. At December 31, 2005, Synovus had 4,853,167 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.
      Synovus has granted performance-accelerated stock options to certain key executives. The exercise price per share is equal to the fair market value at the date of grant. The options are exercisable in equal installments when the per share market price of Synovus common stock exceeds $40, $45, and $50. However, all options may be exercised after seven years from the grant date.
      Summary information regarding these performance-accelerated stock options is presented below. There were no performance-accelerated stock options granted during 2005, 2004, or 2003.

			Options
Year Options	Number of	Exercise Price	Outstanding
Granted	Stock Options	Per Share	at December 31, 2005

2000	4,100,000	$17.69 - 18.06	4,100,000
2001	2,600,000	28.99	2,600,000

      A summary of stock options outstanding as of December 31, 2005, 2004, and 2003 and changes during the years then ended is presented below:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at beginning of period	25,769,908	$21.51	25,473,518	$20.23	25,874,237	$19.59
Options granted	2,575,053	29.02	2,724,306	26.03	2,242,276	19.21
Options assumed in connection with acquisitions	—	—	288,884	7.49	590,622	9.02
Options exercised	(2,551,310)	17.34	(2,495,858)	11.62	(2,730,176)	10.93
Options cancelled	(246,875)	23.88	(220,942)	23.25	(503,441)	19.94

Options outstanding at end of period	25,546,776	$22.66	25,769,908	$21.51	25,473,518	$20.23

Options exercisable at end of period	12,415,332	$21.75	12,452,702	$19.88	12,722,235	$17.54

      The following is a summary of stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

	Number of	Weighted Avg.	Weighted Average	Number of	Weighted Avg.
Range of Exercise Prices	Options	Remaining Term	Exercise Price	Options	Exercise Price

$ 1.75 - $ 4.71	10,067	3.5 years	$3.35	10,067	$3.35
$ 4.89 - $ 7.50	26,135	2.4 years	$5.78	26,135	$5.78
$ 7.83 - $11.51	324,556	2.9 years	$9.67	324,556	$9.67
$12.26 - $18.38	7,096,863	3.7 years	$17.49	3,496,385	$17.18
$18.69 - $27.98	13,385,945	5.4 years	$23.47	8,051,689	$23.84
$28.99 - $32.57	4,703,210	7.2 years	$29.22	506,500	$29.02

      In addition to the stock options described above, non-transferable, restricted shares of Synovus common stock have been awarded to certain key executives and non-employee directors of Synovus. Except for the grant described in the following paragraph, the market value of the common stock at the date of issuance is amortized as compensation expense using the straight-line method over the vesting period of the awards.
      During 2005, Synovus granted 63,386 shares of restricted stock to a key executive with a performance-vesting schedule. The restricted shares have seven one-year performance periods (2005-2011) during each of which the Compensation Committee establishes an earnings per share goal and, if such

Notes to Consolidated Financial Statements

goal is attained during any performance period, 20% of the restricted shares will vest. Compensation expense for this grant is measured at the end of each period based on the quoted market value of Synovus’ stock and is accrued as a charge to compensation expense during the performance period.
      Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $862 thousand, $55 thousand, and $55 thousand for the years ended December 31, 2005, 2004, and 2003, respectively. Summary information regarding outstanding restricted stock awards at December 31, 2005 is presented below:

Year Awards	Market Value	Vesting
Granted	at Award Date	Period

2002	$177,786	5 years
2005	3,952,644	3-7 years

      The following table provides aggregate information regarding grants under all Synovus equity compensation plans through December 31, 2005.

(c)
	(a)		(b)	Number of shares
	Number of securities		Weighted-average	remaining available for
	to be issued		exercise price of	issuance excluding
	upon exercise of		outstanding	shares reflected
Plan Category(1)	outstanding options		options	in column (a)

Shareholder approved equity compensation plans	25,039,614	(2)	$22.90	4,853,167	(3)
Non-shareholder approved equity compensation plans	—		—	—

Total	25,039,614		$22.90	4,853,167

(1) Does not include information for equity compensation plans assumed by Synovus in mergers. A total of 507,162 shares of common stock was issuable upon exercise of options granted under plans assumed in mergers and outstanding at December 31, 2005. The weighted average exercise price of all options granted under plans assumed in mergers and outstanding at December 31, 2005 was $11.12. Synovus cannot grant additional awards under these assumed plans.
(2) Does not include an aggregate of 145,969 shares of restricted stock which will vest over the remaining years through 2011.
(3) Includes 4,853,167 shares available for future grants as restricted stock awards under the 2002 Plan.
________________________________________________________________________________

     During 2005, TSYS granted 100,815 restricted shares of TSYS common stock to certain key executives and directors. The market value of the common stock at the date of issuance is being amortized as compensation expense using the straight-line method over the vesting period of the awards.
      Additionally, during 2005, TSYS granted 126,087 shares of restricted stock to certain key executives with a performance-vesting schedule. The restricted shares have seven one-year performance periods (2005-2011) during each of which the TSYS Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the restricted shares will vest. Compensation expense for this grant is measured at the end of each period based on the quoted market value of TSYS’ common stock and is accrued as a charge to compensation expense during the performance period.
      Aggregate compensation expense in 2005 with respect to the foregoing TSYS restricted stock awards was $1.1 million.

Note 16	Fair Value of Financial Instruments
      The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2005 and 2004. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.
      The carrying and estimated fair values relating to derivative instruments and off-balance sheet financial instruments are discussed in Note 12.
      Cash and due from banks, interest earning deposits with banks, and federal funds sold and securities purchased under resale agreements are repriced on a short-term basis; as such, the carrying value closely approximates fair value.
      The fair value of mortgage loans held for sale is based on quoted prices from secondary market investors.
      The fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, home equity, credit card, and other consumer loans. Fixed rate commercial loans are further segmented into certain collateral code groupings. Mortgage loans are further segmented into fixed and adjustable-rate interest terms. Commercial, mortgage, and other consumer loans with adjustable interest rates are assumed to be at fair value. Home equity loans have adjustable interest rates and are, therefore, assumed to be at fair value. The fair value of fixed-rate loans is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan.

Notes to Consolidated Financial Statements

      The fair value of deposits with no stated maturity, such as non-interest bearing demand accounts, interest bearing demand deposits, money market accounts, and savings accounts, is estimated to be equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
      Short-term debt that matures within ten days is assumed to be at fair value. The fair value of other short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates.

	2005		2004

(In thousands)	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Financial assets:
Cash and due from banks	$880,886	880,886	683,035	683,035
Interest earning deposits with banks	2,980	2,980	4,153	4,153
Federal funds sold and securities purchased under resale agreements	68,922	68,922	135,471	135,471
Trading account assets	27,322	27,322	—	—
Mortgage loans held for sale	143,144	143,283	120,186	120,301
Investment securities available for sale	2,958,320	2,958,320	2,695,593	2,695,593
Loans, net	21,102,735	21,066,751	19,214,651	19,187,678
Financial liabilities:
Non-interest bearing deposits	3,700,750	3,700,750	3,337,908	3,337,908
Interest bearing deposits	17,083,615	17,043,482	15,239,560	15,236,498
Federal funds purchased and securities sold under repurchase agreements	1,158,669	1,158,669	1,208,080	1,208,080
Long-term debt	1,933,638	1,927,525	1,879,583	1,876,806

Note 17     Income Taxes
      For the years ended December 31, 2005, 2004, and 2003, income tax expense (benefit) consists of:

	2005	2004	2003
(In thousands)
Current:
Federal	$331,807	215,633	189,901
State	24,657	12,767	5,896
Foreign	4,687	1,447	—

	361,151	229,847	195,797

Deferred:
Federal	(46,394)	19,120	19,137
State	(5,054)	1,491	7,642
Foreign	(2,127)	1,790	—

	(53,575)	22,401	26,779

Total income tax expense	$307,576	252,248	222,576

Notes to Consolidated Financial Statements

      Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:

	2005	2004	2003

(Dollars in thousands)
Taxes at statutory federal income tax rate	$288,408	241,248	214,025
Tax-exempt income	(3,745)	(4,124)	(4,553)
State income taxes, net of federal income tax benefit	12,742	9,268	8,800
Minority interest	13,083	10,053	9,440
Tax credits	(5,793)	(1,980)	(2,403)
Other permanent differences, net	2,881	(2,217)	(2,733)

Total income tax expense	$307,576	252,248	222,576

Effective income tax rate	37.33%	36.60	36.40

      At December 31, 2005 and 2004, Synovus had state income tax credit carryforwards of $8.8 million and $7.7 million, respectively. The credits will begin to expire in the year 2010. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
      Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets become deductible, management believes that it is more likely than not that Synovus will realize the benefits of these deductible differences, net of existing valuation allowances, at December 31, 2005. The valuation allowance for deferred tax assets was $2.2 million and $1.9 million at December 31, 2005 and 2004, respectively. The increase in the valuation allowance for deferred income tax assets was $300,000 for the year ended December 31, 2005. The increase relates to new state tax credits earned in the year 2005, which more likely than not will not be realized in later years.
      For the year ended December 31, 2005, net deferred tax assets of $1.2 million were added as a result of the acquisition of Vital. For the year ended December 31, 2004, net deferred tax liabilities of $2.7 million were added as a result of the acquisition of Peoples Bank, Trust One, and Clarity.

Notes to Consolidated Financial Statements

      The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004

(In thousands)

Deferred income tax assets:
Provision for losses on loans	$119,850	107,808
Finance lease transactions	25,998	—
Net operating loss and income tax credit carryforwards	16,081	20,485
Deferred revenue	11,265	—
Deferred compensation	5,051	5,299
Net unrealized loss on cash flow hedges	3,957	2,527
Net unrealized loss on investment securities available for sale	17,831	83
Other	9,245	15,209

Total gross deferred income tax assets	209,278	151,411
Less valuation allowance	(2,241)	(1,853)

Total net deferred income tax assets	$207,037	149,558

Deferred income tax liabilities:
Finance lease transactions	—	(29,250)
Differences in depreciation	(116,097)	(79,891)
Computer software development costs	(37,160)	(38,154)
Purchase accounting adjustments	(14,916)	(17,229)
Differences in revenue recognition	—	(11,374)
Foreign currency translation	(3,424)	(8,754)
Ownership interest in partnership	(2,739)	(6,062)
Other	(12,100)	(17,439)

Total gross deferred income tax liabilities	(186,436)	(208,153)

Net deferred income tax asset (liability)	$20,601	(58,595)

Note 18	Operating Segments
      Synovus has two reportable segments: Financial Services and Transaction Processing Services (TSYS). The Financial Services segment provides financial services including banking, financial management, insurance, mortgage and leasing services through 39 wholly-owned affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida, and Tennessee. Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to banks and other card-issuing institutions in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. TSYS currently offers merchant services to financial institutions and other organizations in the United States and Japan through Vital and GPNet. The significant accounting policies of the segments are described in the summary of significant accounting policies. All inter-segment services provided are charged at the same rates as those charged to unaffiliated customers. Such services are included in the results of operations of the respective segments and are eliminated to arrive at consolidated totals.

Notes to Consolidated Financial Statements

      Segment information for the years ended December 31, 2005, 2004, and 2003 is presented in the following table.

		Financial
	Year	Services	TSYS(a)	Eliminations		Consolidated
(In thousands)
Interest income	2005	$1,496,262	3,873	(3,910	)(b)	1,496,225
	2004	1,159,020	1,348	(1,348	)(b)	1,159,020
	2003	1,061,522	747	(777	)(b)	1,061,492
Interest expense	2005	531,046	242	(3,910	)(b)	527,378
	2004	299,489	200	(1,348	)(b)	298,341
	2003	299,066	139	(777	)(b)	298,428
Net interest income	2005	965,216	3,631	—		968,847
	2004	859,531	1,148	—		860,679
	2003	762,456	608	—		763,064
Provision for losses on loans	2005	82,532	—	—		82,532
	2004	75,319	—	—		75,319
	2003	71,777	—	—		71,777
Net interest income after provision	2005	882,684	3,631	—		886,315
for losses on loans	2004	784,212	1,148	—		785,360
	2003	690,679	608	—		691,287
Total non-interest income	2005	327,412	1,611,897	(20,830	)(c)	1,918,479
	2004	327,441	1,212,414	(18,844	)(c)	1,521,011
	2003	311,023	1,074,457	(16,151	)(c)	1,369,329
Total non-interest expense	2005	646,757	1,317,464	(20,830	)(c)	1,943,391
	2004	621,674	985,536	(18,844	)(c)	1,588,366
	2003	575,407	862,887	(16,151	)(c)	1,422,143
Income before taxes	2005	563,339	298,064	(37,381	)(d)	824,022
	2004	489,979	228,026	(28,724	)(d)	689,281
	2003	426,295	212,178	(26,972	)(d)	611,501
Income tax expense	2005	204,289	103,287	—		307,576
	2004	175,039	77,209	—		252,248
	2003	151,709	70,867	—		222,576
Net income	2005	359,050	194,777	(37,381	)(d)	516,446
	2004	314,940	150,817	(28,724	)(d)	437,033
	2003	274,586	141,311	(26,972	)(d)	388,925
Total assets	2005	26,401,125	1,395,633	(176,086	)(e)	27,620,672
	2004	23,966,347	1,241,797	(157,966	)(e)	25,050,178
	2003	20,715,606	1,000,836	(83,813	)(e)	21,632,629

(a)	Includes equity in income of joint ventures which is included in non-interest income.

(b)	Interest on TSYS’ cash deposits with the Financial Services segment and on TSYS’ line of credit with a Synovus bank.

(c)	Primarily, electronic payment processing services and other services provided by TSYS to the Financial Services segment.

(d)	Minority interest in TSYS and GP Net (a TSYS subsidiary).

(e)	Primarily TSYS’ cash deposits with the Financial Services segment.

Notes to Consolidated Financial Statements

     Segment information for the changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are shown in the following table. There were no impairment losses for the years ended December 31, 2005 and 2004.

	Financial
	Services		TSYS		Consolidated
(In thousands)
Balance as of December 31, 2003	$219,242		29,626		248,868
Goodwill acquired	126,480		40,931		167,411
Impairment losses	—		—		—
Currency translation adjustments(3)	—		4		4

Balance as of December 31, 2004	$345,722		70,561		416,283
Goodwill acquired	235	(1)	43,632	(2)	43,867
Impairment losses	—		—		—
Currency translation adjustments(3)	—		(16)		(16)
Other	(440	) (4)	(1,312	) (5)	(1,752)

Balance as of December 31, 2005	$345,517		112,865		458,382

(1)	$226 thousand pertains to contingent consideration relating to the GLOBALT acquisition. The remaining $9 thousand pertains to additional acquisition expenses related to the Trust One acquisition. See Note 2 for additional information on these business combinations.

(2)	Goodwill acquired during 2005 consists of $36.7 million in goodwill based on the preliminary purchase price allocation for the Vital acquisition which was completed on March 1, 2005. $4.9 million in additional goodwill consists of fifty percent of the previously recorded goodwill on Vital’s balance sheet, which is now being consolidated in TSYS’ balance sheet. The remaining $2.0 million in goodwill relates to the acquisition of Merlin Solutions, L.L.C. See Note 2 for additional information regarding these acquisitions.

(3)	Consists of foreign currency translation adjustments for GP Net.

(4)	During 2005, Synovus recorded a reduction in goodwill of $440 thousand associated with the sale of two bank charters.

(5)	On August 2, 2004, TSYS completed the acquisition of Clarity. During 2005, TSYS recorded a final adjustment to the purchase price allocation, which resulted in a $1.3 million reduction in other liabilities with a corresponding $1.3 million decrease in goodwill.

Notes to Consolidated Financial Statements

Note 19	Condensed Financial Information of Synovus Financial Corp. (Parent Company only)

Condensed Balance Sheets
	December 31,
(In thousands)
	2005	2004

Assets
Cash	$1,747	4,911
Investment in consolidated bank subsidiaries, at equity (including TSYS)	3,383,050	3,018,729
Investment in consolidated nonbank subsidiaries, at equity	53,829	29,698
Notes receivable from bank subsidiaries	197,677	27,278
Notes receivable from nonbank subsidiaries	4,014	1,630
Other assets	137,009	143,916

Total assets	$3,777,326	3,226,162

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt	$759,369	513,203
Other liabilities	68,628	71,670

Total liabilities	827,997	584,873

Shareholders’ equity:
Common stock	318,301	315,636
Surplus	686,447	628,396
Treasury stock	(113,944)	(113,944)
Unearned compensation	(3,126)	(106)
Accumulated other comprehensive income (loss)	(29,536)	8,903
Retained earnings	2,091,187	1,802,404

Total shareholders’ equity	2,949,329	2,641,289

Total liabilities and shareholders’ equity	$3,777,326	3,226,162

Notes to Consolidated Financial Statements

Condensed Statements of Income
	Years Ended December 31,

	2005	2004	2003
(In thousands)
Income:
Dividends received from bank subsidiaries (including TSYS)	$251,202	228,586	230,580
Information technology fees from affiliates	68,890	63,205	62,301
Securities gains (losses), net	166	—	(209)
Interest income	3,698	7,308	10,591
Other income	33,534	45,035	21,873

Total income	357,490	344,134	325,136

Expenses:
Interest expense	41,560	27,200	31,807
Other expenses	166,856	141,603	125,964

Total expenses	208,416	168,803	157,771

Income before income taxes and equity in undistributed income of subsidiaries	149,074	175,331	167,365
Allocated income tax benefit	(38,471)	(20,513)	(23,832)

Income before equity in undistributed income of subsidiaries	187,545	195,844	191,197
Equity in undistributed income of subsidiaries	328,901	241,189	197,728

Net income	$516,446	437,033	388,925

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows
	Years ended December 31,
(In thousands)
	2005	2004	2003

Operating Activities
Net income	$516,446	437,033	388,925
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(328,901)	(241,189)	(197,728)
Depreciation, amortization, and accretion, net	17,243	17,365	16,428
Net increase (decrease) in other liabilities	(3,029)	20,784	5,469
Net (increase) decrease in other assets	7,302	(15,522)	(23,762)
Other, net	(508)	(10,180)	2,871

Net cash provided by operating activities	208,553	208,291	192,203

Investing Activities
Net investment in subsidiaries	(85,887)	(73,920)	(52,864)
Cash paid for acquisitions	(10)	(32,077)	(80,400)
Cash proceeds from sales of subsidiaries	—	26,164	5,181
Purchases of premises & equipment	(17,503)	(18,364)	(14,201)
Net (increase) decrease in short-term notes receivable from bank subsidiaries	(170,399)	81,559	9,212
Net (increase) decrease in short-term notes receivable from nonbank subsidiaries	(2,384)	(899)	1,634

Net cash used in investing activities	(276,183)	(17,537)	(131,438)

Financing Activities
Dividends paid to shareholders	(224,303)	(209,883)	(194,177)
Purchase of treasury stock	—	(4)	(112,655)
Principal repayments on long-term debt	(200,000)	—	(81,959)
Proceeds from issuance of long-term debt	445,644	—	300,000
Proceeds from issuance of common stock	43,125	23,465	28,070

Net cash provided by (used in) financing activities	64,466	(186,422)	(60,721)

Increase (decrease) in cash	(3,164)	4,332	44
Cash at beginning of period	4,911	579	535

Cash at end of period	$1,747	4,911	579

      For the years ended December 31, 2005, 2004, and 2003, the Parent Company paid income taxes (net of refunds received) of $315 million, $182 million, and $175 million, and interest in the amount of $40 million, $29 million, and $26 million, respectively.
      On April 14, 2003, the Synovus Board of Directors approved a two-year $200 million share repurchase plan. During the term of the plan, which expired on April 14, 2005, 5.5 million shares were repurchased at a total cost of $112.7 million. There were no share repurchases under this plan in 2005 or 2004.

Note 20     Supplemental Financial Data
      Components of other operating income and expenses in excess of 1% of total revenues for any of the respective years are as follows:

	Years ended December 31,

	2005	2004	2003
(In thousands)
Income:
Equity in income of joint ventures	$6,135	23,736	17,810
Expenses:
Stationery, printing, and supplies	37,245	33,273	34,128
Third-party processing services	66,464	30,057	27,518
Attorney commissions and court costs	32,116	33,930	12,433
Consulting fees	33,954	15,594	11,376

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Synovus Financial Corp.:
      We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries (Synovus) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of Synovus’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Synovus’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Atlanta, Georgia
March 3, 2006

MANAGEMENT’S REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING
      The management of Synovus Financial Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.
      The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.
      In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded the acquisition of Vital Processing Services, L.L.C. (Vital) by the Company’s majority owned subsidiary, Total System Services, Inc., which was completed in 2005. This acquisition constituted less than 1% of consolidated assets as of December 31, 2005 and 8.9% and 4.2% of consolidated total revenue and consolidated net income, respectively, for the year then ended. Please refer to Note 2 to the consolidated financial statements for further discussion of this acquisition and its impact on Synovus’ consolidated financial statements.
      Based on our assessment, we believe that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on the criteria set forth in Internal Control — Integrated Framework.
      Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, the independent registered public accounting firm which also audited the Company’s consolidated financial statements. KPMG LLP’s attestation report on management’s assessment of the Company’s internal control over financial reporting appears on page F-42 hereof.

Richard E. Anthony	Thomas J. Prescott
President &	Executive Vice President &
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Synovus Financial Corp.:
      We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Synovus Financial Corp. and subsidiaries (Synovus) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Synovus’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Synovus’ internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Synovus maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Synovus maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
      Synovus’ majority owned subsidiary, Total System Services, Inc., acquired Vital Processing Services, L.L.C. (Vital) during 2005. Management excluded from its assessment of the effectiveness of Synovus’ internal control over financial reporting as of December 31, 2005, Vital’s internal control over financial reporting associated with total assets of less than 1% of consolidated total assets of Synovus as of December 31, 2005 and total revenue and net income of 8.9% and 4.2% of consolidated total revenue and consolidated net income, respectively, of Synovus for the year then ended. Our audit of internal control over financial reporting of Synovus also excluded an evaluation of the internal control over financial reporting of Vital.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Synovus as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.
Atlanta, Georgia
March 3, 2006

Selected Financial Data

	Years Ended December 31,

	2005	2004	2003	2002	2001
(In thousands, except per share data)
Income Statement:
Total revenues (a)	$2,886,863	2,381,615	2,129,902	1,949,688	1,792,286
Net interest income	968,847	860,679	763,064	717,504	629,791
Provision for losses on loans	82,532	75,319	71,777	65,327	51,673
Non-interest income	1,918,479	1,521,011	1,369,329	1,234,822	1,164,217
Non-interest expense	1,943,391	1,588,366	1,422,143	1,299,470	1,232,483
Net income	516,446	437,033	388,925	365,347	311,616
Per share data:
Net income - basic	1.66	1.42	1.29	1.23	1.07
Net income - diluted	1.64	1.41	1.28	1.21	1.05
Cash dividends declared	0.73	0.69	0.66	0.59	0.51
Book value	9.43	8.52	7.43	6.79	5.75
Balance Sheet:
Investment securities	2,958,320	2,695,593	2,529,257	2,237,725	2,088,287
Loans, net of unearned income	21,392,347	19,480,396	16,464,914	14,463,909	12,417,917
Deposits	20,784,365	18,577,468	15,941,609	13,928,834	12,146,198
Long-term debt	1,933,638	1,879,583	1,575,777	1,336,200	1,052,943
Shareholders’ equity	2,949,329	2,641,289	2,245,039	2,040,853	1,694,946
Average total shareholders’ equity	2,799,496	2,479,404	2,166,777	1,855,492	1,548,030
Average total assets	26,291,484	23,275,001	20,412,853	17,414,654	15,375,004
Performance ratios and other data:
Return on average assets	1.96%	1.88	1.91	2.10	2.03
Return on average equity	18.45	17.63	17.95	19.69	20.13
Net interest margin, before fees	4.05	3.92	3.90	4.27	4.28
Net interest margin, after fees	4.19	4.22	4.26	4.65	4.65
Efficiency ratio(b)	49.79	52.06	53.34	52.07	53.80
Dividend payout ratio(c)	44.51	48.94	51.56	48.76	48.57
Average shareholders’ equity to average assets	10.65	10.65	10.61	10.65	10.07
Average shares outstanding, basic	311,495	307,262	302,010	297,325	290,304
Average shares outstanding, diluted	314,815	310,330	304,928	301,197	295,850

(a)	Consists of net interest income and non-interest income, excluding securities gains (losses).

(b)	For the Financial Services segment.

(c)	Determined by dividing dividends declared per share (excluding pooled subsidiaries) by diluted net income per share.

Financial Review

Executive Summary
      The following financial review provides a discussion of Synovus’ financial condition, changes in financial condition, and results of operations as well as a summary of Synovus’ critical accounting policies. This section should be read in conjunction with the preceding audited consolidated financial statements and accompanying notes.
About Our Business
      Synovus is a diversified financial services holding company, based in Columbus, Georgia, with more than $27 billion in assets. Synovus operates two business segments: the Financial Services and the Transaction Processing Services (TSYS) segments. The Financial Services segment provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 banks and other Synovus offices in five southeastern states. At December 31, 2005, our banks ranged in size from $38 million to $4.8 billion in total assets. The Transaction Processing Services segment provides electronic payment processing services through our 81% owned subsidiary Total System Services, Inc. (TSYS), one of the world’s largest companies for outsourced payment services. Our ownership in TSYS gives us a unique mix: for 2005, 55% of our consolidated revenues and 30% of our consolidated net income came from TSYS.
Our Key Financial Performance Indicators
      In terms of how we measure success in our business, the following are our key financial performance indicators:
Financial Services

• Loan Growth	• Credit Quality
• Deposit Growth	• Fee Income Growth
• Net Interest Margin	• Expense Management
TSYS

• Revenue Growth	• Expense Management
2005 Financial Performance vs. 2004
Consolidated

•	Net income $516.4 million, up 18.2%

•	Diluted earnings per share (EPS) $1.64, up 16.5%
Financial Services

•	Loan growth: 9.8%

•	Deposit growth: 11.9% (13.6% excluding brokered deposits).

•	Net interest margin before fees: 4.05%, up 13 basis points from 3.92% in 2004.

•	Net interest margin after fees: 4.19%, down 3 basis points from 4.22% in 2004.

•	Credit quality:

•	Nonperforming assets (NPA) ratio of .46%, down from .52% at year-end 2004, and

•	Past dues over 90 days as a percentage of total loans of .07% compared to .09% at year-end 2004, and

•	Net charge-off ratio of .29%, compared to .23% for 2004.

•	Fee income growth: Unchanged from 2004 (up 5.1% excluding the $15.8 million pre-tax gain from the sale of the Quincy bank operations in 2004).

•	General and administrative expenses: up 4% (9.4% increase excluding impact of acquisitions and change in classification methodology relating to loan origination costs).

•	Net income growth: 14.0%
TSYS

•	Net income growth: 29.2%

•	Revenue growth before reimbursable items: 34.8% (10.3% excluding the impact of the acquisition of Vital and TSYS Prepaid).

•	Expense growth before reimbursable items: 32.9% (10.2% excluding the impact of the acquisition of Vital and TSYS Prepaid).

•	Accounts on file processed on TSYS’ systems increased 22.4% to 437.9 million at December 31, 2005, compared to 357.6 million at December 31, 2004.
Additionally, during 2005:

•	TSYS acquired the remaining 50% interest in Vital Processing Services, L.L.C. (Vital) from Visa U.S.A. (Visa) effective March 1, 2005.

•	TSYS signed an agreement with Capital One Financial Corporation (Capital One) to provide processing

Financial Review

services for its North American portfolio of consumer and small business credit card accounts.

•	TSYS successfully converted the account portfolio of JPMorgan Chase & Co. (Chase).

•	TSYS concluded its negotiations with Citibank related to continuing its processing services for the Sears, Roebuck and Co. card portfolio. TSYS received official notification that Citibank plans to migrate all of the Sears consumer MasterCard and private label accounts from TSYS in a deconversion that is scheduled to occur in May 2006. TSYS expects to continue supporting commercial-card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts, according to the terms of the existing agreements for these portfolios.

•	In December 2005, TSYS received official notification from Bank of America of its intent to shift the processing of its consumer card portfolio in house in October 2006 in connection with the acquisition of MBNA Corporation (MBNA).
      2005 was an excellent year, with both segments of our Company reporting very strong financial performance. Diluted earnings per share was $1.64, a 16.5% increase from 2004. For the Financial Services segment, the key drivers were loan growth of 9.8% (in line with our target); deposit growth (excluding brokered deposits) of 13.6% (above our expectations); a 13 basis point increase in the net interest margin before fees (slightly above our expectations); and good credit quality with a NPA ratio of .46% at year-end (down from .52% last year), a net charge-off ratio of .29% (in line with our goal of less than ..30%), and past dues greater than 90 days of .07% (the lowest level in our history). TSYS was another key driver in our financial results, with a net income increase of 29.2% (above our original expectation of 19%-22%).
2006 Earnings Outlook
      Synovus expects its earnings per share growth for 2006 to be within the 12%-14% range, based in part upon the following assumptions:

•	Modest increases in short-term interest rates.

•	A favorable credit environment.

•	TSYS’ earnings growth in the 21% to 23% range.

•	Incremental (as compared to 2005) equity-based compensation expense of approximately 5 cents per diluted share, or 3.2% of reported 2005 diluted earnings per share.
Critical Accounting Policies
      The accounting and financial reporting policies of Synovus conform to accounting principles generally accepted in the United States of America and to general practices within the banking and electronic payment processing industries. Following is a description of the accounting policies applied by Synovus which are deemed “critical.” In determining which accounting policies are critical in nature, Synovus has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on Synovus’ financial statements. Synovus’ financial results could differ significantly if different judgments or estimates are applied in the application of these policies.
Allowance for Loan Losses
      The allowance for loan losses is determined based on an analysis which assesses the risk within the loan portfolio. The two most significant judgments or estimates made in the determination of the allowance for loan losses are the risk ratings for loans in the commercial loan portfolio and the valuation of the collateral for loans that are classified as impaired loans.
Commercial Loans – Risk Ratings
      Commercial loans are assigned a risk rating on a 9 point scale. For commercial loans that are not considered impaired, the allocated allowance for loan losses is determined based upon the loss percentage factors that correspond to each risk rating. Commercial loans that are not impaired represent 83.9% of total loans at December 31, 2005. The corresponding allowance for these loans was $190.3 million. The rating process is subject to certain subjective factors and estimates. Synovus uses a well-defined risk rating methodology, and has established policies that require “checks and balances” to manage the risks inherent in estimating loan losses.
      The risk ratings are based on the borrowers’ credit risk profile, considering factors such as debt service history and capacity, inherent risk in the credit (e.g., based on industry type and source of repayment), and collateral position. Ratings 6 through 9 are modeled after the bank regulatory classifications of special mention, substandard, doubtful, and loss. Loss percentage factors are based on historical loss rates, bank regulatory guidance, and Synovus’ assessment of losses within each risk rating. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified as necessary.

Financial Review

      Each loan is assigned a risk rating during the approval process. This process begins with a rating recommendation from the loan officer responsible for originating the loan. The rating recommendation is subject to approvals from other members of management and/or loan committees depending on the size and type of credit. Ratings are re-evaluated at least every twelve months in connection with the loan review process at each affiliate bank. Additionally, an independent holding company credit review function evaluates each affiliate bank’s risk rating process at least every twelve to eighteen months.
Collateral Valuation
      A majority of our impaired loans are collateral dependent. The allowance for loan losses on these loans is determined based upon fair value estimates (net of selling costs) of the respective collateral. The actual losses on these loans could differ significantly if the fair value of the collateral is different from the estimates used by Synovus in determining the allocated allowance. Most of our collateral-dependent impaired loans are secured by real estate. The fair value of these real estate properties is generally determined based upon appraisals performed by a certified or licensed appraiser. Management also considers other factors or recent developments which could result in adjustments to the collateral value estimates indicated in the appraisals.
Loss Factors
      The allocated allowance for retail loans is generally determined by segregating the retail loan portfolio into pools of homogeneous loan categories. Loss factors applied to these pools are generally based on average historical losses for the previous two years and current delinquency trends. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified as necessary.
Other
      Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses and corresponding credit costs. The depth, duration, and dispersion of any economic recession all have an impact on the credit risk profile of the loan portfolio. Additionally, a rapidly rising interest rate environment could have a material impact on certain borrowers’ ability to pay.
Revenue Recognition
      TSYS’ electronic payment processing services revenues are derived from long-term processing contracts with financial institutions and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years and provide for penalties for early termination.
      TSYS recognizes revenues in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.
      TSYS evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the Financial Accounting Standards Board’s (FASB’s) Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to separate units of accounting.
      A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items is probable and substantially within TSYS’ control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.
      On March 3, 2003, TSYS announced that Bank One Corp. (Bank One) had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS was to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provision of processing services, TSYS was to license a modified version of its TS2 consumer and commercial software to Bank One through a perpetual license with a six-year payment term. TSYS used

Financial Review

the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. This agreement has been superseded by the agreement with Chase described below.
      On July 1, 2004, Bank One and Chase merged under the name Chase. On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extended a relationship that started with TSYS and the former Bank One in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One’s remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. Chase converted its consumer accounts to a modified version of TS2 in July 2005. TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term. TSYS’ revenues from Chase were less than 10% of TSYS’ total revenues for the year ended December 31, 2005.
      As a result of the revised agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement is accounted for in accordance with EITF 00-21, and other applicable guidance.
      TSYS recognizes software license revenue in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.
      When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.
      TSYS’ merchant services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. TSYS recognizes merchant services revenue as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.
      TSYS’ other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with TSYS’ long-term processing contracts. Revenue is recognized on these other services as the services are performed either on a per unit or a fixed price basis.
Contract Acquisition Costs
      TSYS capitalizes contract acquisition costs related to signing or renewing long-term contracts. TSYS capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),” and SAB No. 104. These costs are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are con-

Financial Review

verted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred.
      The amortization of contract acquisition costs associated with cash payments is recorded as a reduction of electronic payment processing services revenues in the consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the consolidated statements of income. TSYS evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
      These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients, or if TSYS’ actual results differ from its estimates of future cash flows.
Software Development Costs
      In accordance with FASB Statement No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when TSYS has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, TSYS evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenues over its useful life.
      TSYS also develops software that is used internally. These software development costs are capitalized based upon SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.
Transaction Processing Provisions
      TSYS has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of TSYS’ contracts with large clients contain service level agreements, which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, TSYS takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in its contracts, progress towards milestones, and known processing errors not covered by insurance.
      These accruals are included in other liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other processing expenses in the consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

Financial Review

Acquisitions
      Table 1 summarizes the acquisitions completed during the past three years.

Table 1 Acquisitions
(Dollars in thousands)		Total	Shares
Company and Location	Date Closed	Assets	Issued	Cash

Vital Processing Services, L.L.C. (Vital)	March 1, 2005	$128,679	—	$95,794
Tempe, Arizona
Clarity Payment Solutions, Inc. (TSYS Prepaid, Inc.)	August 2, 2004	74,430	—	53,000
New York, New York
Trust One Bank	June 1, 2004	513,000	3,841,302	—
Memphis, Tennessee
Peoples Florida Banking Corporation	January 30, 2004	324,000	1,636,827	32,100
Palm Harbor, Florida
Enhancement Services Corporation	April 28, 2003	43,230	—	36,000
Roswell, Georgia
United Financial Holdings, Inc.	February 28, 2003	490,000	2,388,087	34,000
St. Petersburg, Florida
FNB Newton Bancshares, Inc.	February 27, 2003	445,000	2,253,627	46,408
Covington, Georgia
GLOBALT, Inc.	May 31, 2002	23,000	702,433	—
Atlanta, Georgia
This information is discussed in further detail in Note 2 of the consolidated financial statements.

Earning Assets, Sources of Funds, and Net Interest Income
Earning Assets and Sources of Funds
      Average total assets for 2005 were $26.3 billion or 13.0% over 2004 average total assets of $23.3 billion. Average earning assets for 2005 were $23.3 billion, which represented 88.5% of average total assets. Average earning assets increased $2.7 billion, or 13.1%, over 2004. The $2.7 billion increase consisted primarily of a $2.5 billion increase in average net loans and a $240 million increase in average investment securities available for sale. The primary funding source for this earning asset growth was a $2.6 billion increase in average deposits. Average shareholders’ equity for 2005 was $2.8 billion, which represents an increase of $320 million over 2004.
      For 2004, average total assets increased $2.9 billion, or 14.0% from 2003. Average earning assets for 2004 were $20.6 billion, which represented 88.4% of average total assets. For more detailed information on the average balance sheets for the years ended December 31, 2005, 2004, and 2003, refer to Table 3.
Net Interest Income
      Net interest income (interest income less interest expense) is a major component of net income, representing the earnings of the primary business of gathering funds from customer deposits and other sources and investing those funds in loans and investment securities. Our long-term objective is to manage those assets and liabilities to maximize net interest income while balancing interest rate, credit, liquidity, and capital risks.
      Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table 2). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing liability costs (spread rate), and by the percentage of interest earning assets funded by non-interest bearing funding sources.

Financial Review

      Net interest income for 2005 was $968.8 million, up $108.2 million, or 12.6%, from 2004. On a taxable-equivalent basis, net interest income was $975.3 million, up $107.6 million, or 12.4%, over 2004. During 2005, average interest earning assets increased $2.7 billion, or 13.1%, with the majority of this increase attributable to loan growth. Increases in the level of deposits and other borrowed funds were the primary funding sources for the increase in earning assets.
      During the third quarter of 2004, Synovus reassessed the standard loan origination costs and classification methodology used in conjunction with its accounting for loan origination fees and costs. As part of this assessment, Synovus changed its methodology and now recognizes these costs netted against origination fees over the life of the respective loans as an adjustment of yield (interest income). Synovus had previously recognized fee income over the life of its loans after recognizing a portion of fee income upon loan origination to offset origination costs. The new methodology was implemented on a prospective basis effective October 18, 2004. The change was not material to Synovus’ financial position, results of operations, or cash flows. The new methodology did, however, result in a decrease in general and administrative expenses of $37.7 million for 2005 as compared to 2004 with a corresponding decrease (of approximately the same amount) in interest income and the net interest margin compared to 2004.
Net Interest Margin
      The net interest margin after fees was 4.19% for 2005, down 3 basis points from 2004. This decrease was due to the aforementioned change in classification methodology for loan origination fees and costs. The net interest margin before fees was 4.05% in 2005, up 13 basis points from 3.92% in 2004. This increase resulted from a 95 basis point increase in the yield on earning assets, which was partially offset by an 82 basis point increase in the effective cost of funds, which includes non-interest bearing funding sources, primarily demand deposits.
      The primary increase in the yield on earning assets came from increased yields on loans before fees. Loan yields increased 105 basis points, primarily due to increased yields on the variable rate portion of the loan portfolio, which was approximately 65% of total loans in 2005. These loan yields were favorably impacted by a 185 basis point increase in the average prime rate in 2005 as compared to 2004. The primary factors driving the 82 basis point increase in the effective cost of funds were an 86 basis point increase in the cost of time deposits and a 135 basis point increase in the cost of money market accounts. These rate increases were a result of the higher interest rate environment as well as strong growth in these accounts as consumer behavior shifted to take advantage of higher yielding deposit accounts.
      The net interest margin was 4.22% for 2004, down 4 basis points from 2003. This decrease resulted from a 24 basis point decrease in the yield on earning assets, which was partially offset by a 20 basis point decrease in the effective cost of funds. The primary earning assets of the Company, loans and investment securities, experienced declines in yields during 2004. Loan yields decreased 25 basis points, primarily due to the impact of the historically low interest rate environment on fixed rate loan yields and the continuation of a customer-driven shift in the loan portfolio to a higher level of variable rate loans. Investment security yields declined 33 basis points, primarily due to the maturity and runoff of older, higher yielding securities. Reinvestment of these cash flows at lower yields had a negative impact on realized securities yields.

Table 2     Net Interest Income

	Years Ended December 31,
(In thousands)
	2005	2004	2003

Interest income	$1,496,225	1,159,020	1,061,492
Taxable-equivalent adjustment	6,439	6,960	7,388

Interest income, taxable-equivalent	1,502,664	1,165,980	1,068,880
Interest expense	527,378	298,341	298,428

Net interest income, taxable-equivalent	$975,286	867,639	770,452

Financial Review

Table 3	Consolidated Average Balances, Interest, and Yields

	2005			2004			2003

(Dollars in thousands)	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest earning assets:
Taxable loans, net(a)(b)	$20,406,102	1,372,428	6.73%	$17,881,572	1,048,337	5.86%	$15,556,295	948,351	6.10%
Tax-exempt loans, net(a)(b)(c)	63,582	4,265	6.71	71,394	4,257	5.96	69,924	4,950	7.08
Allowance for loan losses	(279,534)	—	—	(247,054)	—	—	(220,004)	—	—

Loans, net	20,190,150	1,376,693	6.82	17,705,912	1,052,594	5.94	15,406,215	953,301	6.19

Investment securities available for sale:
Taxable investment securities	2,609,113	98,728	3.78	2,366,631	88,560	3.74	2,065,924	83,727	4.05
Tax-exempt investment securities(c)	216,773	15,044	6.94	230,815	16,268	7.05	235,401	16,920	7.19

Total investment securities	2,825,886	113,772	4.03	2,597,446	104,828	4.04	2,301,325	100,647	4.37

Trading account assets	11,380	642	5.64	—	—	—	—	—	—
Interest earning deposits with banks	6,362	172	2.70	4,197	32	0.76	4,515	25	0.55
Federal funds sold and securities purchased under resale agreements	120,809	4,082	3.38	148,685	1,945	1.31	111,893	1,546	1.38
Mortgage loans held for sale	113,969	7,303	6.41	117,479	6,581	5.60	254,240	13,361	5.26

Total interest earning assets	23,268,556	1,502,664	6.46	20,573,719	1,165,980	5.67	18,078,188	1,068,880	5.91

Cash and due from banks	706,158			655,069			594,097
Premises and equipment, net	913,551			855,197			714,255
Other real estate	22,690			26,420			28,273
Other assets(d)	1,380,535			1,164,596			998,040

Total assets	$26,291,490			$23,275,001			$20,412,853

Liabilities and Shareholders’ Equity
Interest bearing liabilities:
Interest bearing demand deposits	$2,975,016	35,085	1.18	$2,762,104	16,764	0.61	$2,515,161	17,779	0.71
Money market accounts	5,193,943	132,739	2.56	4,481,042	54,387	1.21	3,695,601	41,086	1.11
Savings deposits	555,205	1,958	0.35	548,736	1,002	0.18	502,246	1,243	0.25
Time deposits (less brokered time deposits)	4,918,781	150,809	3.07	4,481,935	103,683	2.31	5,121,955	138,717	2.71
Brokered time deposits	2,557,660	86,714	3.39	1,730,937	40,448	2.34	726,316	18,736	2.58
Federal funds purchased and securities sold under repurchase agreements	1,103,005	31,569	2.86	1,479,815	19,286	1.30	1,101,216	11,829	1.07
Long-term debt	2,087,749	88,504	4.24	1,718,556	62,771	3.65	1,639,487	69,038	4.21

Total interest bearing liabilities	19,391,359	527,378	2.72	17,203,125	298,341	1.73	15,301,982	298,428	1.95

Non-interest bearing demand deposits	3,408,289			3,048,465			2,501,539
Other liabilities	692,346			544,007			442,555
Shareholders’ equity	2,799,496			2,479,404			2,166,777

Total liabilities and shareholders’ equity	$26,291,490			$23,275,001			$20,412,853

Net interest income/margin		975,286	4.19%		867,639	4.22%		770,452	4.26%

Taxable-equivalent adjustment		(6,439)			(6,960)			(7,388)

Net interest income, actual		$968,847			$860,679			$763,064

(a)	Average loans are shown net of unearned income. Nonperforming loans are included.
(b)	Interest income includes loan fees as follows: 2005 - $33.5 million, 2004 - $60.4 million, 2003 - $65.7 million.
(c)	Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.
(d)	Includes average net unrealized gains (losses) on investment securities available for sale of ($22.6) million, $12.6 million, and $48.8 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Financial Review

Table 4     Rate/Volume Analysis

	2005 Compared to 2004			2004 Compared to 2003

(In thousands)
	Change Due to (a)			Change Due to (a)

		Yield/	Net		Yield/	Net
	Volume	Rate	Change	Volume	Rate	Change

Interest earned on:
Taxable loans, net	$147,937	176,154	324,091	141,842	(41,856)	99,986
Tax-exempt loans, net (b)	(466)	474	8	104	(797)	(693)
Taxable investment securities	9,069	1,099	10,168	12,179	(7,346)	4,833
Tax-exempt investment securities (b)	(990)	(234)	(1,224)	(330)	(322)	(652)
Trading account assets	642	—	642	—	—	—
Interest earning deposits with banks	16	124	140	(2)	9	7
Federal funds sold and securities purchased under resale agreements	(365)	2,502	2,137	508	(109)	399
Mortgage loans held for sale	(197)	919	722	(7,194)	414	(6,780)

Total interest income	155,646	181,038	336,684	147,107	(50,007)	97,100

Interest paid on:
Interest bearing demand deposits	1,299	17,022	18,321	1,753	(2,768)	(1,015)
Money market accounts	8,626	69,726	78,352	8,718	4,583	13,301
Savings deposits	12	944	956	116	(357)	(241)
Time deposits (excluding brokered time deposits)	10,091	37,035	47,126	(16,728)	(18,306)	(35,034)
Brokered time deposits	19,345	26,921	46,266	26,536	(4,824)	21,712
Federal funds purchased and securities sold under repurchase agreements	(4,899)	17,182	12,283	4,051	3,406	7,457
Other borrowed funds	13,476	12,257	25,733	3,329	(9,596)	(6,267)

Total interest expense	47,950	181,087	229,037	27,775	(27,862)	(87)

Net interest income	$107,696	(49)	107,647	119,332	(22,145)	97,187

(a)	The change in interest due to both rate and volume has been allocated to the rate component.

(b)	Reflects taxable-equivalent adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

Non-Interest Income
      Non-interest income consists of TSYS revenues as well as a wide variety of fee generating services from the Financial Services segment. Consolidated non-interest income was $1.92 billion, $1.52 billion, and $1.37 billion for the years ended December 31, 2005, 2004 and 2003, respectively. TSYS’ combined revenues represented 82.9% of consolidated non-interest income in 2005 compared to 78.5% in 2004.
      Non-interest income excluding reimbursable items totaled $1.6 billion in 2005, an increase of 24.4% from 2004. For 2004, non-interest income excluding reimbursable items was $1.3 billion, an increase of 12.9% from 2003. Revenues from electronic payment processing, merchant services, and other transaction processing services offered by TSYS were the largest contributors, increasing $336 million, or 35.3% in 2005, and increasing $130.8 million, or 15.9% in 2004 over the previous year. Reported Financial Services’ non-interest income was $327.4 million in 2005, flat compared to 2004. Excluding amounts related to acquisitions and divestitures completed in 2005 and 2004, Financial Services non-interest income was up $15.3 million or 5% over 2004. Financial Services’ non-interest income was $327.4 million in 2004, an increase of $16.4 million or 5.3% over 2003.

Financial Review

Transaction Processing Services
      TSYS’ revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS’ services are provided primarily through TSYS’ cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. TSYS currently offers merchant services to financial institutions and other organizations in the United States and Japan through its wholly owned subsidiary Vital and its majority owned subsidiary, GP Net.
      The following table summarizes TSYS’ accounts on file at December 31, 2005, 2004, and 2003.

Accounts on File (AOF) Information				Percent Change
(in millions)
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003

At December 31	437.9	357.6	273.9	22.4%	30.5%
YTD Average	401.1	303.1	262.6	32.3	15.4

Major Customers
      A significant amount of TSYS revenues is derived from long-term contracts with large clients, including its major customer, Bank of America. TSYS derives revenues from providing various processing and other services to this client, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. With the acquisition of Vital on March 1, 2005, TSYS’ revenues include revenues derived from providing merchant processing services to Bank of America.
      On January 25, 2005, TSYS announced that it had extended its agreement with Bank of America for an additional five years through 2014. Additionally, during the third quarter of 2005, Vital announced the renewal of its agreement to provide merchant processing services to Bank of America.
      During the second quarter of 2005, Bank of America announced its planned acquisition of MBNA. In December 2005, TSYS received official notification from Bank of America of its intent, pending its acquisition of MBNA, to shift the processing of its consumer card portfolio in house in October 2006. On January 1, 2006, Bank of America’s acquisition of MBNA was completed. TSYS expects to continue providing commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.
      In 2005, all relationships with Bank of America and MBNA generated a combined total of $382.4 million in revenues, or 23.9% and 13.2% of TSYS and Synovus’ total revenues, respectively. TSYS projects an annualized loss of approximately $243.3 million in revenues upon deconversion of the consumer card portfolio that Bank of America plans to move in house, or approximately 15.2% of TSYS’ total revenues in 2005. Excluding reimbursable items, TSYS projects an annualized reduction of approximately $143.8 million in revenues from the loss of the consumer card portfolio, which is approximately 11.1% and 5.6% of TSYS and Synovus’ total revenues in 2005, respectively.
      TSYS’ processing agreement with Bank of America provides that Bank of America may terminate its agreement with TSYS for consumer credit card services upon the payment of a termination fee, the amount of which is dependent upon several factors. Based upon the expected October 2006 deconversion date, this fee is estimated to be approximately $69 million. As a result of the expected deconversion in October 2006, TSYS will accelerate the amortization of approximately $7 million in contract acquisition costs.
      Bank of America accounted for approximately 22.3%, 18.5% and 18.2% of TSYS’ total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Bank of America accounted for approximately 17.8%, 14.9% and 14.6% of TSYS’ revenues before reimbursable items for the years ended December 31, 2005, 2004 and 2003, respectively. Bank of America accounted for approximately 12.4%, 9.2% and 9.0% of Synovus’ total revenues and accounted for approximately 8.9%, 6.6% and 6.3% of Synovus’ revenues before reimbursable items for the years ended December 31, 2005, 2004 and 2003, respectively. The majority of the increase in revenues including reimbursables derived from Bank of America for 2005, as compared to 2004, is the result of including Vital’s revenues for merchant services from Bank of America. The loss of Bank of America could have a material adverse effect on Synovus and TSYS’ financial position, results of operations and cash flows. Synovus and TSYS’ management believe that the loss of revenues from the Bank of America consumer card portfolio for the months of 2006 subsequent to the expected deconversion, combined with decreased expenses from the reduction in hardware and software and the redeployment of personnel, should not have a material adverse effect on TSYS or Synovus’ financial position, results of operations or cash flows for the year ending December 31, 2006. However, TSYS’ management believes that the termination fee associated with the Bank of America deconversion, offset by the loss of processing revenues subsequent to the deconversion and the accelerated amortization of contract acquisition costs, will have a positive

Financial Review

effect on TSYS’ financial position, results of operations and cash flows for the year ending December 31, 2006.
      TSYS has a long-term processing relationship with Providian Financial Corp. (Providian), one of the largest bankcard issuers in the nation, until 2013. On October 1, 2005, Washington Mutual Inc. (WAMU) completed the acquisition of Providian. WAMU accounted for approximately 3.9%, 8.0% and 10.4% of TSYS’ total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in revenues is the result of a change in the types of services TSYS offers to WAMU, such as statements and card personalization, as well as the decrease in the number of accounts processed.
      TSYS works to maintain a large and diverse customer base across various industries. However, in addition to its major customer, TSYS has other large clients representing a significant portion of its total revenues. The loss of any one of TSYS’ large clients could have a material adverse effect on TSYS’ financial position, results of operations and cash flows.
International Revenue
      Total revenues from clients based in Europe were $131.9 million for 2005, a 29.8% increase over the $101.6 million in 2004, which was a 48.1% increase over the $68.6 million in 2003. The growth in revenues in 2005 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.
      Total revenues from clients based in Mexico were $7.6 million for 2005, a 32.0% decrease from the $11.2 million in 2004, which was a 64.2% decrease from the $31.4 million in 2003. During 2003, TSYS’ largest client in Mexico notified TSYS that the client would be utilizing its internal global platform and deconverted in the fourth quarter of 2003. This client represented approximately 70% of TSYS’ revenues from Mexico. Another Mexican client notified TSYS of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS’ revenues from Mexico prior to the deconversions. TSYS’ management believes that Mexico remains a viable market and plans to continue providing processing services to its existing clients in Mexico, as well as pursue additional business from potential clients in Mexico.
Value Added Products and Services
      TSYS’ electronic payment processing services revenues are also impacted by the use of optional value added products and services that are integrated within TSYS’ processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services are included mainly in electronic payment processing services revenues.
      For the years ended December 31, 2005, 2004 and 2003, value added products and services represented 12.6%, 13.8% and 14.1% of TSYS’ total revenues, respectively. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 23.2%, or $38.0 million, for 2005 compared to 2004, and increased 10.8%, or $16.0 million, for 2004 compared to 2003.
Electronic Payment Processing Services
      Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.
      Electronic payment processing services revenues increased 14.9%, or $112.6 million, for the year ended December 31, 2005, compared to the year ended December 31, 2004, which increased 7.7%, or $54.2 million, compared to the year ended December 31, 2003.
      In August, 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. TSYS plans to complete the conversion of Capital One’s portfolio from its in-house processing system to TS2 in phases, beginning in mid-2006 and ending in early 2007. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.
      TSYS is in the process of completing the analysis of the accounting for the Capital One contract. Current 2006 earnings estimates assume that TSYS will defer revenues and costs associated with converting, processing and servicing the Capital One portfolio.

Financial Review

      On March 3, 2003, TSYS announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS was to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provisions of processing services, TSYS was to license a modified version of its TS2 consumer and commercial software to Bank One under a perpetual license with a six-year payment term. This agreement has been superseded by the agreement with Chase described below. TSYS used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. TSYS’ revenues from Bank One were less than 10% of TSYS’ total revenues in 2005 and 2004, respectively.
      On January 20, 2004, Circuit City Stores, Inc. (Circuit City) announced an agreement to sell its private-label credit card business to Bank One.
      On July 1, 2004, Bank One and Chase merged under the name Chase. On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The new agreement replaced the agreement TSYS and the former Bank One agreed to in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One’s remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. TSYS converted the consumer accounts of Chase to the modified version of TS2 in July 2005. TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term.
      As a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement is being accounted for in accordance with EITF 00-21, which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, and other applicable guidance.
      TSYS and Synovus’ management expects that the 2006 earnings per share (EPS) impact of the agreement will be $0.11-$0.12 per TSYS diluted share and $0.05-$0.06 per Synovus diluted share. Beyond 2006, the annual EPS impact of the agreement will depend upon Chase Card Services’ option to either extend the processing agreement for up to five additional two-year periods or to migrate the portfolio in-house under a perpetual license of a modified version of TS2 with a six-year payment term.
      In October 2003, Circuit City announced that it had sold its Visa and MasterCard portfolio, which includes credit card receivables and related cash reserves, to FleetBoston. On March 31, 2004, Bank of America acquired FleetBoston. In connection with the extended agreement with Bank of America, TSYS converted the FleetBoston card portfolio to TSYS’ processing system in March 2005.
      In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. During the year ended December 31, 2005, TSYS’ revenues from the agreement with Sears represented less than 10% of TSYS’ consolidated revenues. The TSYS/ Sears agreement granted to Sears the one-time right to market test TSYS’ pricing and functionality after May 1, 2004, which right was exercised by Citigroup. In June 2005, TSYS announced that Citigroup will move the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that is expected to occur in May 2006. TSYS expects to continue supporting commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios. TSYS’ management believes that the loss of revenues from the Sears portfolio for the months of 2006 subsequent to the expected deconversion, combined with decreased expenses from the reduction in hardware and software and the redeployment of personnel, should not have a material adverse effect on TSYS’ financial position, results of operations or cash flows for the year ending December 31, 2006.
      On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity). Clarity was renamed TSYS Prepaid. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. For the year ended December 31, 2005, TSYS’ revenues include $19.6 million related to revenues from TSYS Prepaid, compared to $8.2 million in 2004, and are included in electronic payment processing services.

Financial Review

Merchant Services
      Merchant services revenues are derived from providing electronic transaction processing services, primarily to large financial institutions and other merchant acquirers. Revenues from merchant services include processing all payment forms including credit, debit, electronic benefit transfer and check truncation for merchants of all sizes across a wide array of retail market segments. Merchant services’ products and services include: authorization and capture of electronic transactions; clearing and settlement of electronic transactions; information reporting services related to electronic transactions; merchant billing services; and point-of-sale terminal sales and service.
      On March 1, 2005, TSYS acquired the remaining 50% of Vital from Visa for $95.8 million in cash, including $794,000 of direct acquisition costs. Vital is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of Vital, TSYS changed from the equity method of accounting for the investment in Vital and began consolidating Vital’s balance sheet and results of operations.
      Revenues from merchant services consist of revenues generated by TSYS’ wholly owned subsidiary, Vital, and majority owned subsidiary, GP Net. Merchant services revenue for the years ended December 31, 2005 and 2004 were $237.4 million and $26.2 million, respectively. The increase is attributable to the consolidation of Vital’s results effective March 1, 2005. Prior to the acquisition of Vital, TSYS’ revenues included fees TSYS charged to Vital for back-end processing support.
      Vital’s results are driven by the transactions processed at the point-of-sale and the number of outgoing transactions. Vital’s main point-of-sale service deals with authorizations and data capture transactions primarily through dial-up or the Internet.
Other Transaction Processing Services Revenue
      Revenues from other transaction processing services consist primarily of revenues generated by TSYS’ business process management services, as well as TSYS’ wholly owned subsidiaries not included in electronic payment processing services or merchant services.
      Other transaction processing services revenue increased $12.5 million, or 7.3%, in 2005, compared to 2004. In 2004, revenues from other services increased $50.4 million, or 41.8%, compared to 2003. Other transaction processing services revenue increased primarily as a result of increased debt collection services performed by TSYS Total Debt Management, Inc. (TDM) and the revenues associated with Enhancement Services Corporation (ESC).
      On April 28, 2003, TSYS completed the acquisition of ESC. For the year ended December 31, 2005, TSYS’ revenues include $27.1 million related to ESC’s revenues and are included in other transaction processing services revenue, compared to $21.5 million for 2004 and $11.9 million in 2003.
Equity in Income of Joint Ventures
      TSYS’ share of income from its equity in joint ventures was $6.1 million, $23.7 million and $17.8 million for 2005, 2004 and 2003, respectively. The decrease for 2005 is the result of TSYS’ purchase of the remaining 50% of the equity of Vital on March 1, 2005 and the subsequent inclusion of Vital’s operating results in TSYS’ statements of income. The increase in 2004 was primarily the result of improvements in Vital’s operating results from increased volumes. These amounts are reflected as a component of other operating income in the consolidated statements of income.
Financial Services
      Financial Services’ total non-interest income was $327.4 million, $327.4 million, and $311.0 million for the years ended December 31, 2005, 2004, and 2003, respectively. Table 5 shows the principal components of Financial Services’ non-interest income.
      Service charges on deposits represent the single largest fee income component for Financial Services. Service charges on deposits totaled $112.8 million in 2005, a decrease of 7.1% from the previous year, and $121.5 million in 2004, an increase of 12.8% from 2003. Service charges on deposit accounts consist of non-sufficient funds (NSF) fees (which represent approximately two–thirds of the total), account analysis fees, and all other service charges. Account analysis fees were the primary driver for the decrease in service charges on deposits declining $4.5 million or 22% from 2004 levels. The decrease is mainly due to higher earnings credits on commercial demand deposit accounts (DDA). All other service charges on deposit accounts, which consist primarily of monthly fees on consumer DDA and savings accounts, were down $2.4 million or 8.5% compared to 2004. The decline in all other service charges was largely due to growth in the number of checking accounts with no monthly service charge. As most of the industry, we experienced a decrease in NSF fees, with a year-over-year decrease of $1.8 million or 2.4%. However, within the year, the trend continued to improve, as sequential quarter NSF fees (on a per business day basis) increased in each of the last three quarters of 2005.

Financial Review

      Bankcard fees totaled $37.6 million in 2005, an increase of 24.7% over the previous year, and $30.2 million in 2004, an increase of 17.2% from 2003. Bankcard fees consist of credit card merchant and interchange fees and debit card interchange fees. Debit card interchange fees were $15.2 million in 2005, an increase of 43.3% over 2004. Credit card fees were $22.4 million in 2005, up 14.7% compared to 2004.
      Fiduciary and asset management fees are derived from providing estate administration, employee benefit plan administration, personal trust, corporate trust, investment management and financial planning services. At December 31, 2005 and 2004, the market value of assets under management was approximately $8.6 billion and $10.1 billion, respectively. Assets under management decreased 14.9% due primarily to the loss of one account. Assets under management consist of all assets where Synovus has investment authority as well as our proprietary mutual funds. Assets under advisement were approximately $3.6 billion and $2.6 billion at December 31, 2005 and 2004, respectively. Assets under advisement consist of non-managed assets as well as non-custody assets where Synovus earns a consulting fee. Assets under advisement increased 37.9% over 2004. Total assets under management and advisement by Synovus were $12.2 billion in 2005 compared to $12.7 billion in 2004. The increase in fiduciary and asset management fees is primarily due to higher basis points on average being earned on managed assets in 2005.
      At December 31, 2004 and 2003, the market value of total assets under management and advisement was approximately $12.7 billion and $11.7 billion, respectively. These assets increased 8.7% due to appreciation in the equity markets as well as gross new business of $1.7 billion.
      Brokerage and investment banking revenue was $24.5 million in 2005, a 12.6% increase over the $21.7 million in 2004. Brokerage assets were $4.2 billion and $3.1 billion as of December 31, 2005 and 2004, respectively. The increase in revenue was primarily due to the expansion of our Capital Markets unit in 2005.
      Total brokerage and investment banking revenue for 2004 was $21.7 million, up 6.3% over 2003. The increase in revenue was mainly driven by an increase in the amount of fee-based assets held versus assets in traditional brokerage accounts.
      Mortgage banking income was $28.7 million in 2005, a 9.1% increase from 2004 levels. Mortgage production volume increased 9% to $1.5 billion in 2005, compared to $1.4 billion in 2004. Secondary marketing gains were the primary driver for the increase in mortgage banking income over 2004.
      Total mortgage banking income for 2004 was $26.3 million, down 55.1% from 2003 levels. Total mortgage production volume was $1.4 billion in 2004, compared to $2.7 billion in 2003.
      Other fee income includes fees for letters of credit, safe deposit box fees, access fees for automatic teller machine use, official check issuance fees, and other miscellaneous fee-related income. The increase for 2005 was primarily due to additional fee income generated from customer interest rate swap transactions of $3.0 million. For the year ended December 31, 2004, $3.1 million of the total increase was due to increases in letter of credit fees.
      Other operating income was $45.0 million in 2005, compared to $54.7 million in 2004. The main components of other operating income are income from company-owned life insurance policies, insurance commissions, and other items discussed below.
      Other operating income includes a $4.1 million gain from a private equity investment in 2005 and a $15.8 million gain from the sale of a banking location in 2004.

Table 5	Non-Interest Income - Financial Services Segment

	2005	2004	2003
(In thousands)
Service charges on deposits	$112,788	121,450	107,697
Fiduciary and asset management fees	45,453	43,757	39,922
Brokerage and investment banking revenue	24,487	21,748	20,461
Mortgage banking income	28,682	26,300	58,633
Bankcard fees	37,638	30,174	25,751
Securities gains, net	463	75	2,491
Other fee income	32,914	29,227	23,682
Other operating income	44,987	54,710	32,386

Total non-interest income	$327,412	327,441	311,023

Non-Interest Expense
      Management analyzes non-interest expense in two separate components: Financial Services and Transaction Processing Services. Table 6 summarizes this data for the years ended December 31, 2005, 2004, and 2003.

Financial Review

Financial Services
2005 vs. 2004
      Reported total non-interest expense for the Financial Services segment increased $25 million or 4.0% over 2004. This moderate increase reflects the impact of the change in classification methodology for loan origination costs, which was implemented on a prospective basis on October 18, 2004 as described in the section titled “Earning Assets, Sources of Funds, and Net Interest Income”. The increase for 2005, excluding the impact of the change in loan origination costs classification methodology and the impact of acquisitions and divestitures, was 9.4%.
      Total employees were 6,639 at December 31, 2005, up 189 from 6,450 employees at December 31, 2004.
      Total salaries and other personnel expense increased $5.7 million or 1.6% in 2005 compared to 2004. In addition to normal merit and promotional salary adjustments, this category is impacted by certain items as follows:

•	The change in classification methodology for recording loan origination fees and costs (described in “Earning Assets, Sources of Funds, and Net Interest Income”) resulted in a decrease in salaries and other personnel expense of $37.7 million.

•	Total performance-based incentive compensation was approximately $51.1 million in 2005, a $14.4 million increase from 2004 levels.

•	The total increase related to the net effect of acquisitions and divestitures completed in 2004 was $2.0 million.
      Net occupancy and equipment expense increased $8.4 million or 10.2% during 2005. Approximately $1.0 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2004. Rent expense increased by approximately $1.1 million during 2005. Repairs and maintenance expense on equipment increased by $1.2 million. Amortization on the S-Link technology platform implemented in 2004 represented $1.3 million of the increase.
      Other operating expenses increased $11 million or 6.3% over 2004. Approximately $1.8 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2004. This comparison is also impacted by an $8.1 million expense recognized in 2004 related to an estimated loss from non-recovered credit card charge-backs. The largest single expense category increase was from professional fees. Professional fees increased $4.4 million, or 32.4%, in 2005 compared to 2004.
      The efficiency ratio (non-interest expense divided by the sum of federal taxable equivalent net interest income and non-interest income excluding net securities gains) was 49.79% for 2005 compared to 52.06% in 2004. The net overhead ratio (non-interest expense less non-interest income - excluding net securities gains divided by total average assets) improved to 1.27% for the year compared to 1.32% for 2004.
2004 vs. 2003
      Non-interest expense increased $46.3 million, or 8.0% in 2004 over 2003. Salaries and other personnel expenses increased $24.3 million or 7.1%. Approximately $5.1 million of the total increase was related to net effect of acquisitions and divestitures completed in 2004 and 2003. The change in classification methodology for loan origination costs, which was implemented on a prospective basis on October 18, 2004, resulted in a decrease in salaries and other personnel expense of $9.2 million. The remaining net increase related to normal merit and promotional salary adjustments, and performance-based incentive compensation.
      Net occupancy and equipment expense increased $6.3 million or 8.3% during 2004. Approximately $1.2 million of the total increase was related to the net effect of acquisitions and divestitures completed in 2004 and 2003. Additionally, rent expense increased by approximately $2.1 million during 2004.
      Other operating expenses increased $15.7 million or 9.8% during 2004. Approximately $3.0 million of the total increase was related to acquisitions and divestitures completed in 2004 and 2003 and an estimated loss of $8.1 million related to non-recovered credit card charge-backs.
Transaction Processing Services
      During 2005, TSYS’ operating expenses as a percentage of revenues increased to 81.7%, compared to 81.3% and 80.3% for 2004 and 2003, respectively. Operating expenses increased in 2005 as compared to 2004 primarily due to the acquisition of Vital in March 2005 and TSYS Prepaid in August 2004. Operating expenses increased in 2004 as compared to 2003 primarily due to the increase in costs associated with TSYS TDM’s debt collection arrangement, increased performance-based incentive benefit accruals and the write-off of TSYS’ double-byte software development project.
      Salaries and other personnel expense increased 26.9% or $99.0 million in 2005 over 2004, compared to 10.6% in 2004 over 2003. Of the $99.0 million increase in employment expenses in 2005, approximately $59.7 million related to Vital

Financial Review

and TSYS Prepaid. A significant portion of TSYS’ operating expenses relates to salaries and other personnel costs. TSYS’ salaries and personnel expense is greatly influenced by the number of employees. During 2005, the average number of employees increased to 6,317 compared to 5,598 in 2004 and 5,494 in 2003. The majority of the increase in the number of employees in 2005 as compared to 2004 is a result of the acquisition of Vital. The majority of the increase in the number of employees in 2004 as compared to 2003 is a result of the acquisition of TSYS Prepaid, offset by the workforce reduction announced in February 2004. The growth in employment expenses is also impacted by the accrual for performance-based incentives, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2005, 2004 and 2003, TSYS accrued $48.1 million, $22.5 million and $8.4 million, respectively, of performance-based incentives.
      Net occupancy and equipment expense increased 15.9% in 2005 over 2004, compared to 16.4% in 2004 over 2003. Of the $38.1 million increase in net occupancy and equipment expense in 2005 over 2004, $22.6 million related to Vital and TSYS Prepaid. Depreciation and amortization expense increased $27.2 million, or 33.5%, to $108.5 million for the year ended December 31, 2005, compared to $81.3 million for the year ended December 31, 2004, which increased $4.7 million, or 6.1%, from $76.6 million for the year ended December 31, 2003. Amortization expense of licensed computer software increased by $15.6 million or 41.1% in 2005 over 2004 as TSYS expanded its processing capacity. Amortization expense of licensed computer software decreased by $3.4 million in 2004 compared to 2003.
      TSYS was developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, TSYS invested a total of $6.3 million since the project began.
      Development relating specifically to the IP on-line debit platform primarily consisted of a third-party software solution. During the first quarter of 2005, TSYS evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of Vital and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset. As of December 31, 2005, TSYS has $1.3 million capitalized, net of amortization, related to this asset. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.
      During 2004, TSYS decided to change its approach for entry into the Asia-Pacific market. As a result, TSYS recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project.
      TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $96.5 million for the year ended December 31, 2005, an increase of $7.8 million, or 8.7%, compared to $88.7 million for the year ended December 31, 2004, an increase of $3.0 million, or 3.5%, compared to $85.8 million for the year ended December 31, 2003. TSYS’ equipment and software rentals increased in 2004 due to expanding processing capacity and transition costs associated with the opening of its new data centre in Europe.
      Other operating expenses increased 75.8% in 2005 compared to 2004, and increased 48.8% in 2004 compared to 2003. Other operating expenses were impacted by the acquisition of Vital and TSYS Prepaid. Of the $112.0 million increase in other operating expenses in 2005, approximately $88.8 million related to the acquisition of Vital in March 2005 and TSYS Prepaid in August 2004. Other operating expenses were also impacted by the court costs associated with a new debt collection arrangement entered into by TDM, amortization of contract acquisition costs and the provision for transaction processing accruals. As a result of a new debt-collection agreement with an existing client in 2003, TSYS’ other expenses were impacted by an increase in court costs and attorney commissions for the years ended December 31, 2005 and 2004, respectively, some of which it expects to recover in future periods. Amortization of contract acquisition costs associated with conversions was $15.8 million, $11.5 million, and $7.7 million in 2005, 2004, and 2003, respectively.
      Other operating expenses also include, among other things, costs associated with delivering merchant services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2005, 2004 and

Financial Review

2003, transaction processing provisions were $7.4 million, $9.9 million and $3.5 million, respectively. For the year ended December 31, 2005, TSYS had provisions for bad debt expense of $3.5 million, and for the years ended December 31, 2004 and 2003, TSYS had recoveries of bad debt expense of $1.1 million and $1.0 million, respectively.

Table 6     Non-Interest Expense

(In thousands)

	2005 *		2004 *		2003 *

		Transaction		Transaction		Transaction
	Financial	Processing	Financial	Processing	Financial	Processing
	Services	Services	Services	Services	Services	Services

Salaries and other personnel expense	$370,223	466,901	364,514	367,881	340,219	332,616
Net occupancy and equipment expense	90,549	277,671	82,156	239,534	75,841	205,845
Other operating expenses	185,985	259,751	175,004	147,732	159,347	99,261

Total non-interest expense before reimbursable items	646,757	1,004,323	621,674	755,147	575,407	637,722

Reimbursable items	—	313,141	—	230,388	—	225,165

Total non-interest expense	$646,757	1,317,464	621,674	985,535	575,407	862,887

*	The added totals are greater than the consolidated totals due to inter-segment balances which are eliminated in consolidation.

Investment Securities Available for Sale
      The investment securities portfolio consists principally of debt and equity securities classified as available for sale. Investment securities available for sale provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance the interest rate risk of its loan and deposit portfolios. At December 31, 2005, approximately $2.4 billion of these investment securities were pledged as required collateral for certain deposits, securities sold under agreements to repurchase, and FHLB advances. See Table 8 for maturity and average yield information of the investment securities available for sale portfolio.
      The investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the inherent mismatch between the loan and deposit portfolios. Due to strong loan demand at subsidiary banks, there is little need for investment securities to augment income or utilize unpledged deposits. As such, the investment securities are primarily U.S. Government agencies and Government agency sponsored mortgage-backed securities, both of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow pass-through of principal and interest. At December 31, 2005, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.
      As of December 31, 2005 and 2004, the estimated fair value of investment securities available for sale as a percentage of their amortized cost was 98.5% and 100.0%, respectively. The investment securities available for sale portfolio had gross unrealized gains of $8.8 million and gross unrealized losses of $55.1 million, for a net unrealized loss of $46.3 million as of December 31, 2005. As of December 31, 2004, the investment securities available for sale portfolio had a net unrealized loss of $224 thousand. Shareholders’ equity included a net unrealized loss of $28.5 million and a net unrealized gain of $141 thousand on the available for sale portfolio as of December 31, 2005 and 2004, respectively.
      During 2005, the average balance of investment securities available for sale increased to $2.83 billion, compared to $2.60 billion in 2004. Synovus earned a taxable-equivalent rate of 4.03% and 4.04% for 2005 and 2004, respectively, on its investment securities available for sale portfolio. As of December 31, 2005 and 2004, average investment securities available for sale represented 12.2% and 12.6%, respectively, of average interest earning assets.
      The calculation of weighted average yields for investment securities available for sale in Table 8 is based on the amortized cost and effective yields of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of

Financial Review

35%. Maturity information is presented based upon contractual maturity. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Table 7     Investment Securities Available for Sale
(In thousands)

	December 31,

	2005	2004	2003

U.S. Treasury and U.S. Government agency securities	$1,624,612	1,305,471	1,353,825
Mortgage-backed securities	1,006,728	1,026,724	847,007
State and municipal securities	212,371	237,832	248,738
Other investments	114,609	125,566	79,687

Total	$2,958,320	2,695,593	2,529,257

Financial Review

Table 8	Maturities and Average Yields of Investment Securities Available for Sale

	December 31, 2005
(Dollars in thousands)
	Investment Securities
	Available for Sale

	Estimated	Average
	Fair Value	Yield

U.S. Treasury and U.S. Government agency securities:
Within 1 year	$295,922	2.94%
1 to 5 years	1,164,529	3.84
5 to 10 years	139,969	4.92
More than 10 years	24,192	5.80

Total	$1,624,612	3.80

State and municipal securities:
Within 1 year	$19,722	6.71
1 to 5 years	83,639	6.84
5 to 10 years	79,172	7.45
More than 10 years	29,838	7.61

Total	$212,371	7.16

Other investments:
Within 1 year	$264	3.97
1 to 5 years	1,350	3.88
5 to 10 years	—	—
More than 10 years	189	—

Total	$1,803	3.49

Equity securities	$112,806	4.63

Mortgage-backed securities	$1,006,728	4.22

Total investment securities:
Within 1 year	$315,908	3.18
1 to 5 years	1,249,518	4.04
5 to 10 years	219,141	5.83
More than 10 years	54,219	6.78
Equity securities	112,806	4.63
Mortgage-backed securities	1,006,728	4.22

Total	$2,958,320	4.21%

Loans
      Since lending activities are a significant source of revenue, our main objective is to adhere to sound lending practices. When analyzing prospective loans, management considers both interest rate and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in the local markets we serve. Synovus strives to maintain a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Table 9 illustrates that a significant portion of the loan portfolio is in the real estate sector. However, as discussed further, these loans are diversified by geography, industry and loan type. The loan policy discourages loans to highly speculative real estate developments, highly leveraged transactions, and other industries known for excessive risk.
Portfolio Composition
      Synovus continues to operate its highly successful relationship banking model, and has continued to maintain and further develop a strong presence in each of its local markets. The loan portfolio spreads across five southeastern states with diverse economies. The Georgia banks represent a majority with 53% of the consolidated portfolio. The Alabama banks represent 15%, followed by South Carolina with 14%, Florida with 13%, and Tennessee with 5%.
      The commercial loan portfolio consists of commercial, financial, agricultural, and real estate loans. These loans are granted primarily on the borrower’s general credit standing and on the strength of the borrower’s ability to generate repayment cash flows from income sources. Real estate construction and mortgage loans are secured by commercial real estate as well as 1-4 family residences, and represent extensions of credit used as interim or permanent financing of real estate properties.
      Total commercial real estate loans at December 31, 2005 were $12.9 billion or 60.1% of the total loan portfolio. As shown on Table 14, the commercial real estate loan portfolio is diversified among various property types: investment properties, 1-4 family properties, land acquisition, owner-occupied, and other property.
      Included in the commercial real estate category are $3.8 billion in loans for the purpose of financing owner-occupied properties and other properties such as churches and other charitable properties, healthcare facilities, restaurants, and recreational properties. The primary source of

Financial Review

repayment on these loans is revenue generated from products or services offered by the business or organization. The secondary source of repayment on these loans is the real estate.
      The commercial real estate loan portfolio includes loans in the Atlanta market totaling $2.7 billion, of which $637 million are investment property loans.
      Total retail loans as of December 31, 2005 were $3.3 billion. Retail loans consist of residential mortgages, equity lines, credit card loans, installment loans and other credit line loans. Retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Collateral securing these loans provides a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the purpose of the loan, current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.
Portfolio Growth
      At December 31, 2005, total loans outstanding were $21.4 billion, an increase of 9.8% over 2004. Average loans increased 14.02% or $2.5 billion compared to 2004, representing 88% of average earning assets and 77.9% of average total assets. Growth in the commercial real estate portfolio continues to be the primary driver of overall loan growth, though strong emphasis on portfolio diversification should begin to narrow the gap between commercial, financial, and agricultural loan growth and retail loan growth in relation to commercial real estate loan growth.
      Total commercial real estate loans increased by $1.6 billion, or 13.9% from year-end 2004. The commercial real estate portfolio growth was led by strong growth in residential development and 1-4 family construction. The housing market remains strong in the Southeast, due in part to job growth and population growth. Synovus continues to monitor market conditions, including absorption rates, affordability index, foreclosure rates, and price appreciation to assess its portfolio risk and underwriting criteria. Credit quality trends remain favorable in this sector.
      Retail loans increased by $181.3 million or 5.7% from year-end 2004. Real estate mortgage loans grew $260.7 million, or 11.3%, driven by another year of strong growth in home equity loans. Home equity loans increased $175.2 million or 17.3% compared to a year ago.
      Table 10 shows the maturity of selected loan categories as of December 31, 2005. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates.
      Actual repayments of loans may differ from the contractual maturities reflected in Table 10 because borrowers have the right to prepay obligations with and without prepayment penalties. Additionally, the refinancing of such loans or the potential delinquency of such loans could create differences between the contractual maturities and the actual repayment of such loans.

Table 9	Loans by Type

	December 31,

	2005		2004		2003		2002		2001
(Dollars in thousands)
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *

Commercial:
Commercial, financial, and agricultural	$5,231,150	24.5%	5,064,828	26.0%	4,651,864	28.3%	4,382,558	30.3	4,004,042	32.2
Real estate — construction	6,394,161	29.9	5,173,275	26.6	3,958,649	24.1	3,119,508	21.6	2,665,877	21.5
Real estate — mortgage	6,465,915	30.1	6,116,308	31.4	5,095,247	30.9	4,304,024	29.8	3,138,748	25.3

Total commercial	18,091,226	84.5	16,354,411	84.0	13,705,760	83.2	11,806,090	81.7	9,808,667	79.0

Retail:
Real estate — mortgage	2,559,339	12.0	2,298,681	11.8	1,865,700	11.4	1,701,332	11.8	1,553,154	12.5
Consumer loans — credit card	268,348	1.3	256,298	1.3	232,931	1.4	223,613	1.5	234,651	1.9
Consumer loans — other	521,521	2.4	612,957	3.1	691,557	4.2	757,625	5.2	843,169	6.8

Total retail	3,349,208	15.7	3,167,936	16.2	2,790,188	17.0	2,682,570	18.5	2,630,974	21.2

Total loans	21,440,434		19,522,347		16,495,948		14,488,660		12,439,641
Unearned income	(48,087)	(0.2)	(41,951)	(0.2)	(31,034)	(0.2)	(24,752)	(0.2)	(21,724)	(0.2)

Total loans, net of unearned income	21,392,347	100.0	19,480,396	100.0	16,464,914	100.0	14,463,908	100.0	12,417,917	100.0

* Loan balance in each category, expressed as a percentage of total loans, net of unearned income.

Financial Review

Table 10	Loan Maturity and Interest Rate Sensitivity
(in thousands)

	December 31, 2005

		Over One Year	Over
	One Year	Through Five	Five
	Or Less	Years	Years	Total

Selected loan categories:
Commercial, financial, and agricultural	$3,303,374	1,701,029	226,747	5,231,150
Real estate-construction	4,530,379	1,749,157	114,625	6,394,161

Total	$7,833,753	3,450,186	341,372	11,625,311

Loans due after one year:
Having predetermined interest rates				$1,228,005
Having floating interest rates				2,563,553

Total				$3,791,558

Provision and Allowance for Loan Losses
      Despite credit standards, internal controls, and a continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. Through the provision for loan losses, Synovus maintains an allowance for loan losses that management believes is adequate to absorb losses within the loan portfolio. However, future additions to the allowance may be necessary based on changes in economic conditions, as well as changes in assumptions regarding a borrower’s ability to pay and/or collateral values. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review each banks allowance for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require the banks to recognize additions to their allowance for loan losses.
Allowance for Loan Losses Methodology
      To determine the adequacy of the allowance for loan losses, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers and each bank’s loan administration department, as well as an independent holding company credit review function, includes analyses of historical performance, past due trends, the level of nonperforming loans, reviews of certain impaired loans, loan activity since the previous quarter, consideration of current economic conditions, and other pertinent information. Each loan is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed risk rating system. The resulting conclusions are reviewed and approved by senior management.
      The allowance for loan losses consists of two components: the allocated and unallocated allowances. Both components of the allowance are available to cover inherent losses in the portfolio. The allocated component of the allowance is determined by type of loan within the commercial and retail portfolios. The allocated allowance for commercial loans includes an allowance for impaired loans which is determined as described in the following paragraph. Additionally, the allowance for commercial loans includes an allowance for non-impaired loans which is based on application of loss reserve factors to the components of the portfolio based on the assigned loan grades. The allocated allowance for retail loans is generally determined on pools of homogeneous loan categories. Loss factors applied to these pools are generally based on average historical losses for the past two years, current delinquency trends, and other factors. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified. This also compensates for the uncertainty in estimating loan losses. The unallocated component of the allowance is based upon management’s evaluation of various conditions, the effects of which are not directly considered in the allocated allowance. These include credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, new credit products, changes in lending policies and procedures, changes in personnel, and regional and local economic conditions.
      Considering current information and events regarding the borrowers’ ability to repay their obligations, management considers a loan to be impaired when the ultimate collectibility of all principal and interest amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future

Financial Review

cash flows discounted at the loan’s effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded through a charge to earnings, as an adjustment to the allowance for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the allowance for loan losses. A majority of Synovus’ impaired loans are collateral dependent. Accordingly, Synovus has determined the required allowance on these loans based upon fair value estimates (net of selling costs) of the respective collateral. The required allowance (or the actual losses) on these impaired loans could differ significantly if the ultimate fair value of the collateral is significantly different from the fair value estimates used by Synovus in estimating such potential losses.
      A summary by loan category of loans charged off, recoveries of loans previously charged off, and additions to the allowance through provision expense is presented in Table 11.
Allocation of the Allowance for Loan Losses at December 31, 2005
      Table 12 shows a five year comparison of the allocation of the allowance for loan losses. The allocation of the allowance for loan losses is based on historical data, subjective judgment, and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur.
      At December 31, 2005, the allocated component of the allowance for loan losses related to commercial real estate construction loans was $59.9 million, up 19.2% from $50.2 million in 2004. The increase is primarily due to a 23.6% increase in the related loan balances. As a percentage of commercial real estate construction loans, the allocated allowance in this category was .94% at December 31, 2005, compared to .97% the previous year-end.
      Commercial, financial and agricultural loans had an allocated allowance of $84.0 million or 1.61% of loans in the respective category at December 31, 2005, compared to $77.3 million or 1.53% at December 31, 2004. The increase in the allocated allowance is primarily due to an overall increase in risk ratings assigned to credits in this category.
      The unallocated allowance is .25% of total loans and 18.2% of the total allowance at December 31, 2005. This compares to ..26% of total loans and 19.1% of the total allowance at December 31, 2004. Management believes that this level of unallocated allowance is adequate to provide for probable losses that are inherent in the loan portfolio and that have not been fully provided through the allocated allowance. Factors considered in determining the adequacy of the unallocated allowance include the concentration in commercial real estate loans and the continued change in our footprint moving from rural markets into larger urban markets. These factors are tempered by the positive credit quality indicators, the improving economic environment, diversification within the commercial real estate portfolio, the continuing favorable performance within the commercial real estate portfolio, the knowledge and experience of our commercial lending staff, and the relationship banking philosophy maintained through our community bank structure.

Financial Review

Table 11	Allowance for Loan Losses
(Dollars in thousands)

	December 31,

	2005	2004	2003	2002	2001

Allowance for loan losses at beginning of year	$265,745	226,059	199,841	170,769	147,867
Allowance for loan losses of acquired/divested subsidiaries, net	—	5,615	10,534	7,967	6,217
Loans charged off:
Commercial:
Commercial, financial, and agricultural	38,087	30,697	37,535	28,338	17,806
Real estate — construction	1,367	383	2,918	444	307
Real estate — mortgage	6,575	3,145	2,533	1,745	1,294

Total commercial	46,029	34,225	42,986	30,527	19,407

Retail:
Real estate — mortgage	4,393	2,327	2,972	1,375	1,750
Consumer loans — credit card	11,383	7,728	7,631	10,408	11,579
Consumer loans — other	5,421	6,688	10,616	8,951	9,069

Total retail	21,197	16,743	21,219	20,734	22,398

Total loans charged off	67,226	50,968	64,205	51,261	41,805

Recoveries on loans previously charged off:
Commercial:
Commercial, financial, and agricultural	3,890	5,334	3,454	2,512	2,448
Real estate — construction	50	172	189	50	38
Real estate — mortgage	483	826	325	284	132

Total commercial	4,423	6,332	3,968	2,846	2,618

Retail:
Real estate — mortgage	511	521	330	346	680
Consumer loans — credit card	1,828	1,612	1,467	1,554	1,166
Consumer loans — other	1,799	1,255	2,347	2,293	2,353

Total retail	4,138	3,388	4,144	4,193	4,199

Total loans recovered	8,561	9,720	8,112	7,039	6,817

Net loans charged off	58,665	41,248	56,093	44,222	34,988

Provision expense	82,532	75,319	71,777	65,327	51,673

Allowance for loan losses at end of year	$289,612	265,745	226,059	199,841	170,769

Allowance for loan losses to loans, net of unearned income	1.35%	1.36	1.37	1.38	1.38

Ratio of net loans charged off to average loans outstanding, net of unearned income	0.29%	0.23	0.36	0.33	0.30

Financial Review

Table 12	Allocation of Allowance for Loan Losses
(Dollars in thousands)

	December 31,

	2005		2004		2003		2002		2001

	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *

Commercial:
Commercial, financial, and agricultural	$83,995	24.5	77,293	25.9	66,418	28.1	67,365	30.2	70,166	32.2
Real estate — construction	59,869	29.9	50,224	26.6	39,921	24.1	26,476	21.6	23,368	21.5
Real estate — mortgage	69,334	30.1	66,954	31.4	51,140	30.9	40,334	29.8	25,754	25.3

Total commercial	213,198	84.5	194,471	83.9	157,479	83.1	134,175	81.6	119,288	79.0

Retail:
Real estate — mortgage	6,445	12.0	5,335	11.8	4,032	11.3	3,951	11.8	1,503	12.5
Consumer loans — credit card	8,733	1.3	8,054	1.4	7,602	1.5	8,800	1.6	9,803	1.9
Consumer loans — other	8,403	2.4	7,086	3.1	8,006	4.3	9,590	5.2	15,268	6.8

Total retail	23,581	15.7	20,475	16.3	19,640	17.1	22,341	18.6	26,574	21.2

Unearned Income		(0.2)		(0.2)		(0.2)		(0.2)		(0.2)
Unallocated	52,833		50,799		48,940		43,325		24,907

Total allowance for loan losses	$289,612	100.0	265,745	100.0	226,059	100.0	199,841	100.0	170,769	100.0

* Loan balance in each category expressed as a percentage of total loans, net of unearned income.

Nonperforming Assets and Past Due Loans
      Nonperforming assets consist of loans classified as nonaccrual or restructured, and real estate acquired through foreclosure. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal, or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Loans past due 90 days or more, which based on a determination of collectibility are accruing interest, are classified as past due loans. Nonaccrual loans are reduced by the direct application of interest and principal payments to loan principal, for accounting purposes only. Table 13 presents the amount of interest income that would have been recorded on non-performing loans if those loans had been current and performing in accordance with their original terms.
      Nonperforming assets decreased $3.3 million to $98.7 million at December 31, 2005. The nonperforming assets ratio decreased to .46% as of December 31, 2005 compared to .52% as of year-end 2004. Nonperforming assets over $5 million at December 31, 2005 consist of a $5.8 million loan to a healthcare company and a $5.6 million loan to a residential construction company. The largest reduction in nonperforming assets during 2005 resulted from the sale of a foreclosed asset (a golf course in Florida) which had a recorded balance of $5.2 million at December 31, 2004.
      As a percentage of total loans outstanding, loans 90 days past due and still accruing interest declined to a historical low of .07%. This compares to .09% at year-end 2004 and .13% at year-end 2003. These loans are in the process of collection, and management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments. Management further believes that the

Financial Review

resolution of these delinquencies will not cause a material increase in nonperforming assets.
      Impaired loans at December 31, 2005 and 2004 were $95.3 million and $99.2 million, respectively.
      Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from the determination of nonperforming assets or impaired loans. Management further believes nonperforming assets and impaired loans include all material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.

Table 13     Nonperforming Assets and Past Due Loans
(Dollars in thousands)

	December 31,

	2005	2004	2003	2002	2001

Nonperforming loans(a)	$82,175	80,456	67,442	66,736	51,586
Other real estate	16,500	21,492	28,422	26,517	15,867

Nonperforming assets	$98,675	101,948	95,864	93,253	67,453

Loans 90 days past due and still accruing interest
Total outstanding	$16,023	18,138	21,138	30,192	27,134

As a % of loans	0.07%	0.09	0.13	0.21	0.22

Allowance for loan losses	$289,612	265,745	226,059	199,841	170,769

Allowance for loan losses as a % of loans	1.35%	1.36	1.37	1.38	1.38

As a % of loans and other real estate:
Nonperforming loans	0.38%	0.41	0.41	0.46	0.41
Other real estate	0.08%	0.11	0.17	0.18	0.13

Nonperforming assets	0.46%	0.52	0.58	0.64	0.54

Allowance for loan losses to nonperforming loans	352.43%	330.30	335.19	299.45	331.04

      Interest income on nonperforming loans that would have been reported for the years ended December 31, 2005, 2004, and 2003 is summarized as follows:

	2005	2004	2003

Interest at contractual rates(b)	$5,205	4,197	4,547
Less interest recorded as income	2,713	1,537	1,884

Reduction of interest income	$2,492	2,660	2,663

(a)	Nonperforming loans exclude loans 90 days past due and still accruing interest.

(b)	Interest income that would have been recorded if the loans had been current and performing in accordance with their original terms.

Financial Review

Table 14

	December 31, 2005		December 31, 2004

		Nonperforming		Nonperforming
	Loans as a	Loans as a	Loans as a	Loans as a
	Percentage	Percentage	Percentage	Percentage
	of Total	of Total	of Total	of Total
	Loans	Nonperforming	Loans	Nonperforming
Loan Type	Outstanding	Loans	Outstanding	Loans

Commercial Real Estate
Multi-family	2.5%	0.3	2.8%	1.0
Hotels	3.2	—	4.2	3.6
Office buildings	3.5	6.1	4.0	—
Shopping centers	3.1	—	3.0	0.2
Commercial development	4.1	0.7	3.5	0.1
Other investment property	1.6	0.8	1.4	0.1

Total Investment Properties	18.0	7.9	18.9	5.0

1-4 family construction	7.3	2.4	6.2	1.1
1-4 family perm/mini-perm	5.1	3.3	5.1	8.2
Residential development	7.0	9.3	5.6	0.2

Total 1-4 Family Properties	19.4	15.0	16.9	9.5
Land Acquisition	4.9	0.5	4.8	0.2

Total Investment-Related Real Estate	42.3	23.4	40.6	14.7

Owner-Occupied	12.6	13.7	11.6	8.8
Other Property	5.1	6.6	5.8	9.8

Total Commercial Real Estate	60.0	43.7	58.0	33.3
Commercial & Industrial	24.5	46.6	25.9	58.1
Consumer	15.7	9.7	16.3	8.6
Unearned Income	(0.2)	—	(0.2)	—

Total	100.0%	100.0	100.0%	100.0

      Table 14 shows the composition of the loan portfolio and nonperforming loans classified by loan type as of December 31, 2005 and 2004. The commercial real estate category is further segmented into the various property types determined in accordance with the purpose of the loan. Owner-occupied and other property loans represent 17.7% of total loans, or 29.7% of total commercial real estate loans at December 31, 2005. Other property includes loans secured by non-investment real estate, including charitable, recreational, educational and healthcare facilities. Like owner-occupied loans, these loans depend upon the underlying business cash flow for repayment. Investment-related real estate represents 42.3% of total loans and is diversified among many property types. These include commercial investment properties, 1-4 family properties, and land acquisition. Commercial investment properties, as shown in Table 14, represent 18.0% of total loans and 30.0% of total commercial real estate loans at December 31, 2005. No category of commercial investment properties exceeds 5% of the total loan portfolio. The greatest concentration in commercial real estate is 1-4 family properties, which include 1-4 family construction, commercial 1-4 family mortgages, and residential development loans. These properties are further diversified geographically; approximately 27% of 1-4 family property loans are secured by properties in the Atlanta market and approximately 14% are secured by properties in coastal markets. Land acquisition represents less than 5% of total loans.
      At December 31, 2005, commercial real estate (CRE) loans represent 60.0% of the total portfolio, while CRE nonperforming loans represent 43.7% or $35.9 million of total nonperforming loans. The largest loans in this category are a $5.6 million loan to a residential construction company and a $3.6 million loan to a residential developer. No other CRE nonperforming loans exceed $3 million.

Financial Review

      Commercial and industrial nonperforming loans represent 46.6% or $38.3 million of total nonperforming loans at December 31, 2005. The largest loans in this category are a $5.8 million loan to a healthcare company and a $4.5 million loan to a waste management company. No other non-performing commercial and industrial loans exceed $3 million.
Deposits
      Deposits provide the most significant funding source for interest earning assets. Table 15 shows the relative composition of average deposits for 2005, 2004, and 2003. Refer to Table 16 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 25.2% and 25.0% of total deposits at December 31, 2005 and 2004, respectively. Synovus continues to maintain a strong base of large denomination time deposits from customers within the local market areas of subsidiary banks. Synovus also utilizes national market brokered time deposits as a funding source while continuing to maintain and grow its local market large denomination time deposit base. Time deposits over $100,000 at December 31, 2005, 2004, and 2003 were $5.2 billion, $4.6 billion, and $3.6 billion, respectively. Interest expense for the years ended December 31, 2005, 2004, and 2003, on these large denomination deposits was $171.5 million, $94.3 million, and $94.2 million, respectively.
      Growing core deposits (total deposits excluding brokered time deposits) at a faster rate than loans was one of our key corporate goals in 2005. We achieved this goal, with core deposit growth of 13.6% for the year compared to a loan growth of 9.8%. Average deposits increased $2.6 billion or 15.0%, to $19.6 billion from $17.1 billion in 2004. Average interest bearing deposits, which include interest bearing demand deposits, money market accounts, savings deposits, and time deposits, increased $2.2 billion or 15.7% from 2004. Average non-interest bearing demand deposits increased $359.8 million or 11.8% during 2005. Average interest bearing deposits increased $1.4 billion or 11.5% from 2003 to 2004, while average non-interest bearing demand deposits increased $546.9 million, or 21.9%. See Table 3 for further information on average deposits, including average rates paid in 2005, 2004, and 2003.

Table 15     Average Deposits

	2005	% *	2004	% *	2003	% *
(Dollars in thousands)
Non-interest bearing demand deposits	$3,408,289	17.4	3,048,465	17.9	2,501,539	16.6
Interest bearing demand deposits	2,975,016	15.2	2,762,104	16.2	2,515,161	16.7
Money market accounts	5,193,943	26.5	4,481,042	26.3	3,695,601	24.6
Savings deposits	555,205	2.8	548,736	3.2	502,246	3.3
Time deposits under $100,000	2,294,158	11.7	2,223,854	13.0	2,399,371	15.9
Time deposits $100,000 and over	2,624,623	13.4	2,258,081	13.2	2,722,584	18.1

	17,051,234	87.0	15,322,282	89.8	14,336,502	95.2
Brokered time deposits ($100,000 and over)	2,557,660	13.0	1,730,937	10.2	726,316	4.8

Total average deposits	$19,608,894	100.0	17,053,219	100.0	15,062,818	100.0

* Average deposits balance in each category expressed as percentage of total average deposits.

Table 16	Maturity Distribution of Time Deposits of $100,000 or More
(In thousands)

December 31, 2005

3 months or less	$1,353,327
Over 3 months through 6 months	1,048,691
Over 6 months through 12 months	1,263,435
Over 12 months	1,571,041

Total outstanding	$5,236,494

Market Risk and Interest Rate Sensitivity
      Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced current and potential net income. Synovus’ most significant market risk is interest rate risk. This risk arises primarily from Synovus’ core community banking activities of extending loans and accepting deposits.
      Managing interest rate risk is a primary goal of the asset liability management function. Synovus attempts to achieve consistent growth in net interest income while limiting

Financial Review

volatility arising from changes in interest rates. Synovus seeks to accomplish this goal by balancing the maturity and repricing characteristics of assets and liabilities along with the selective use of derivative instruments. Synovus manages its exposure to fluctuations in interest rates through policies established by its Asset Liability Management Committee (ALCO) and approved by the Board of Directors. ALCO meets periodically and has responsibility for developing asset liability management policies, reviewing the interest rate sensitivity of the Company, and developing and implementing strategies to improve balance sheet structure and interest rate risk positioning.
      Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the following twenty-four month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. The baseline forecast assumes an unchanged or flat interest rate environment. These simulations include all of our earning assets, liabilities and derivative instruments. Forecasted balance sheet changes, primarily reflecting loan and deposit growth forecasts prepared by each bank, are included in the periods modeled. Projected rates for new loans and deposits are also provided by each bank and are primarily based on management’s outlook and local market conditions.
      The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario; additionally, customer loan and deposit preferences can vary in response to changing interest rates. Simulation modeling enables Synovus to capture the effect of these differences. Synovus is also able to model expected changes in the shape of interest rate yield curves for each rate scenario. Simulation also enables Synovus to capture the effect of expected prepayment level changes on selected assets and liabilities subject to prepayment.
      As of December 31, 2005, Synovus maintained an asset sensitive interest rate risk position. This positioning would be expected to result in an increase in net interest income in a rising interest rate environment and a decrease in net interest income in a declining rate environment. This is generally due to a greater proportion of interest earning assets repricing on a variable rate basis as compared to variable rate funding sources. This asset sensitivity is indicated by selected results of Synovus’ net interest income simulations. In these simulations, Synovus has modeled the impact of a gradual increase and decrease in short-term interest rates of 100 and 200 basis points to determine the sensitivity of net interest income for the next twelve months. As illustrated in Table 17, the net interest income sensitivity model indicates that, compared with a net interest income forecast assuming stable rates, net interest income is projected to increase by 1.9% and 4.4% if interest rates increased by 100 and 200 basis points, respectively, and decrease by 2.2% and 4.8% if interest rates decreased by 100 and 200 basis points, respectively. These changes were within Synovus’ policy limit of a maximum 5% negative change. Synovus anticipates some further increases in short-term rates in 2006 followed by a period of stable rates. Synovus expects to gradually reduce its asset sensitivity during 2006 in order to position itself properly for an environment of stable to potentially declining rates.
      The actual realized change in net interest income would depend on several factors. These factors include, but are not limited to, actual realized growth in asset and liability volumes, as well as the mix experienced over these time horizons. Market conditions and their resulting impact on loan, deposit, and wholesale funding pricing would also be a primary determinant in the realized level of net interest income.
      Another tool utilized by management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table 18 reflects the gap positions of the consolidated balance sheets at December 31, 2005 and 2004, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on management’s assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of the interest rate risk position. The projected repricing of investment securities reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of each balance sheet date, and are subject to change as the general level of interest rates change. While these potential changes are not depicted in the static gap analysis, simulation modeling allows for the proper analysis of these and other relevant potential changes. This analysis would indicate an asset sensitive positioning over both short and longer term time horizons. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.
      Synovus is also subject to market risk in certain of its fee income business lines. TSYS’ income and equity can be affected by movement in foreign currency exchange rates. TSYS maintains several different foreign operations whose resulting foreign currency translations into U.S. dollars could

Financial Review

result in a negative impact to Synovus’ shareholders’ equity and/or net income. Financial management services revenues can be affected by risk in the securities markets, primarily the equity securities market. A significant portion of the fees in this unit are determined based upon a percentage of asset values. Weaker securities markets and lower equity values could have an adverse impact on the fees generated by these operations. Mortgage banking income is also subject to market risk. Mortgage loan originations are sensitive to levels of mortgage interest rates and therefore, mortgage revenue could be negatively impacted during a period of rising interest rates. The extension of commitments to customers to fund mortgage loans also subjects Synovus to market risk. This risk is primarily created by the time period between making the commitment and closing and delivering the loan. Synovus seeks to minimize this exposure by utilizing various risk management tools, the primary of which are best efforts commitments and forward sales commitments.

Table 17	Twelve Month Net Interest Income Sensitivity

Change in	Estimated
Short-Term	Change in
Interest Rates	Net Interest
(In basis points)	Income

+ 200	4.4%
+ 100	1.9%
Flat	—
- 100	(2.2)%
- 200	(4.8)%

Financial Review

Table 18	Interest Rate Sensitivity

	December 31, 2005
(Dollars in millions)
	0-3	4-12	1-5	Over 5
	Months	Months	Years	Years

Investment securities available for sale*	$273.1	417.5	1,886.1	428.0
Loans, net of unearned income	15,258.6	2,091.7	3,569.1	473.0
Mortgage loans held for sale	143.1	—	—	—
Other	99.2	—	—	—

Interest sensitive assets	15,774.0	2,509.2	5,455.2	901.0

Deposits	7,902.8	3,780.6	4,885.8	514.4
Other borrowings	1,851.2	110.6	236.9	893.6

Interest sensitive liabilities	9,754.0	3,891.2	5,122.7	1,408.0

Interest rate swaps	(1,107.5)	295.0	395.0	417.5

Interest sensitivity gap	$4,912.5	(1,087.0)	727.5	(89.5)

Cumulative interest sensitivity gap	$4,912.5	3,825.5	4,553.0	4,463.5

Cumulative interest sensitivity gap as a percentage of total interest sensitive assets	19.9%	15.5	18.5	18.1

	December 31, 2004

	0-3	4-12	1-5	Over 5
	Months	Months	Years	Years

Investment securities available for sale*	$287.7	249.6	1,659.8	498.7
Loans, net of unearned income	13,800.4	1,965.9	3,337.3	376.9
Mortgage loans held for sale	120.2	—	—	—
Other	139.5	—	—	—

Interest sensitive assets	14,347.8	2,215.5	4,997.1	875.6

Deposits	7,326.8	2,693.3	4,640.7	578.8
Other borrowings	1,870.0	329.6	390.8	497.3

Interest sensitive liabilities	9,196.8	3,022.9	5,031.5	1,076.1

Interest rate swaps	(977.5)	300.0	330.0	347.5

Interest sensitivity gap	$4,173.5	(507.4)	295.6	147.0

Cumulative interest sensitivity gap	$4,173.5	3,666.1	3,961.7	4,108.7

Cumulative interest sensitivity gap as a percentage of total interest sensitive assets	18.6%	16.3	17.7	18.3

*	Excludes net unrealized losses of $46.3 million and net unrealized losses of $224 thousand at December 31, 2005 and 2004, respectively.

Financial Review

Derivative Instruments for Interest Rate Risk Management
      As part of its overall interest rate risk management activities, Synovus utilizes derivative instruments to manage its exposure to various types of interest rate risks. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or LIBOR. These swaps are utilized to hedge the variability of cash flows or fair values of on-balance sheet assets and liabilities.
      Interest rate contracts utilized by Synovus include end-user activities designed as hedges, all of which are linked to specific assets or liabilities as part of overall interest rate risk management practices. Management believes that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk.
      The notional amount of interest rate swap and floor contracts utilized by Synovus as part of its overall interest rate risk management activities as of December 31, 2005 and 2004 was $1.2 billion in both years, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.
      A summary of these interest rate contracts and their terms at December 31, 2005 and 2004 is shown in Table 19. The fair value (net unrealized gains and losses) of these contracts has been recorded on the consolidated balance sheets.
      During 2005, there were seven maturities and two terminations of interest rate contracts. There were four maturities and one termination in 2004. Interest rate contracts contributed additional net interest income of $910 thousand and less than a one basis point increase in the net interest margin for 2005. For 2004, interest rate contracts contributed to an increase in net interest income of $16.9 million and an eight basis point increase to the net interest margin.

Table 19	Interest Rate Contracts

		Weighted	Weighted	Weighted			Net
(Dollars in thousands)		Average	Average	Average			Unrealized
	Notional	Receive	Pay	Maturity	Unrealized	Unrealized	Gains
	Amount	Rate	Rate *	In Months	Gains	Losses	(Losses)

December 31, 2005
Receive fixed swaps:
Fair value hedges	$807,500	4.38%	4.28%	70	$1,270	(14,804)	(13,534)
Cash flow hedges	350,000	6.10%	7.25%	18	117	(3,667)	(3,550)

Total	$1,157,500	4.90%	5.18%	54	$1,387	(18,471)	(17,084)

December 31, 2004
Receive fixed swaps:
Fair value hedges	$477,500	4.24%	2.33%	88	$3,435	(5,214)	(1,779)
Cash flow hedges	500,000	5.12%	5.25%	12	—	(4,090)	(4,090)

Sub Total	977,500	4.69%	3.83%	49	3,435	(9,304)	(5,869)
Forward starting swap — cash flow hedges	200,000	—	—	123	293	(2,109)	(1,816)

Total	$1,177,500				$3,728	(11,413)	(7,685)

*	Variable pay rate based upon contract rates in effect at December 31, 2005 and 2004.

Liquidity
      Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. Synovus’ strong capital position, solid core deposit base, and excellent credit ratings are the cornerstones of its liquidity management activities.

Financial Review

      ALCO, operating under liquidity and funding policies approved by the Board of Directors, actively analyzes and manages the liquidity position in coordination with the subsidiary banks. These subsidiaries maintain liquidity in the form of cash, investment securities, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits. The subsidiary banks monitor deposit flows and evaluate alternate pricing structures to retain and grow deposits. Liquidity is also enhanced by the subsidiary banks’ strong reputation in the national deposit markets. This reputation allows subsidiary banks to issue longer-term certificates of deposit across a broad geographic base to enhance their liquidity and funding positions. An additional liquidity source for selected Synovus subsidiary banks is available through their membership in the Federal Home Loan Bank. At year-end 2005, these banks had access to additional funding of approximately $3 billion, subject to available collateral and Federal Home Loan Bank credit policies, through utilization of Federal Home Loan Bank advances.
      Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds lines, which allows Synovus to meet immediate liquidity needs if required. These lines total approximately $3.5 billion and are extended at the ongoing discretion of the correspondent financial institutions. Synovus’ strong credit rating is a primary determinant in the continued availability of these lines. Should Synovus’ credit rating decline to a level below investment grade, these lines’ availability would be significantly diminished. For this reason, selected Synovus banks maintain additional sources of liquidity including collateralized borrowing accounts with the Federal Reserve Bank.
      The Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends and management fees from the subsidiary banks. As a short-term liquidity source, the Parent Company has access to a $25 million line of credit with an unaffiliated banking organization. The Parent Company also enjoys an excellent reputation and credit standing in the capital markets and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. This ability was utilized during 2005 by issuing $450 million in twelve year maturity subordinated debt. This debt bears a coupon interest rate of 5.125% and is rated “A-” by Standard and Poors Corp. and “A3” by Moody’s Investor Service. Utilization of the proceeds of this issue included the repayment of $30 million in short term borrowings and $200 million in senior debt at its maturity date in December 2005. Maintaining adequate credit ratings is essential to Synovus’ continued cost effective access to these capital market funding sources.
      The consolidated statements of cash flows detail cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $620 million for the year ended December 31, 2005, while financing activities provided $2.03 billion. Investing activities used $2.45 billion of these amounts, resulting in a net increase in cash and cash equivalents of $198 million.
      Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect. Table 20 sets forth certain information about contractual cash obligations at December 31, 2005.

Table 20	Contractual Cash Obligations

(In thousands)	Payments Due After December 31, 2005

	1 Year or Less	Over 1 - 3 Years	4 - 5 Years	After 5 Years	Total

Long-term debt	$679,500	252,069	74,780	913,921	1,920,270
Capital lease obligations	2,296	3,844	788	3,771	10,699
Operating leases	130,967	167,574	38,516	46,846	383,903

Total contractual cash obligations	$812,763	423,487	114,084	964,538	2,314,872

Financial Review

Capital Resources
      Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders’ equity of $2.9 billion represented 10.68% of total assets at December 31, 2005.
      The regulatory banking agencies use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for Synovus are on-balance sheet assets in the form of loans. Approximately 12% of risk-weighted assets are considered off-balance sheet assets and primarily consist of letters of credit and loan commitments that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. As a financial holding company, Synovus and its subsidiary banks are required to maintain capital levels required for a well-capitalized institution, as defined in the regulations. The regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At December 31, 2005, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 10.23% and a total risk-based capital ratio of 14.23%, compared to Tier I and total risk-based capital ratios of 10.04% and 12.44%, respectively, in 2004 as shown in Table 21. The increase at December 31, 2005 is primarily attributed to the addition of $450 million in subordinated debt.
      In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. Synovus had a leverage ratio of 9.99% at December 31, 2005 and 9.78% at December 31, 2004, significantly exceeding regulatory requirements.
      The 81% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial services companies. As of February 21, 2006, there were approximately 23,847 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 22 displays high and low stock price quotations of Synovus common stock which are based on actual transactions.

Table 21	Capital Ratios

	December 31,

	2005	2004
(Dollars in thousands)
Tier I capital:
Shareholders’ equity	$2,949,329	2,641,289
Net unrealized loss on investment securities available for sale	28,495	142
Net unrealized loss on cash flow hedges	5,674	3,434
Disallowed intangibles	(532,295)	(457,976)
Disallowed deferred tax asset	(6,939)	(6,075)
Deferred tax liability on core deposit premium related to acquisitions	9,215	10,937
Minority interest	196,973	167,284
Qualifying trust preferred securities	10,252	10,297

Total Tier I capital	2,660,704	2,369,332

Tier II capital:
Qualifying subordinated debt	750,000	300,000
Eligible portion of the allowance for loan losses	289,612	265,745

Total Tier II capital	1,039,612	565,745

Total risk-based capital	$3,700,316	2,935,077

Total risk-adjusted assets	$26,008,796	23,590,520

Tier I capital ratio	10.23%	10.04
Total risk-based capital ratio	14.23	12.44
Leverage ratio	9.99	9.78
Regulatory minimums (for well-capitalized status):
Tier I capital ratio	6.00%	6.00
Total risk-based capital ratio	10.00	10.00
Leverage ratio	5.00	5.00

Financial Review

Table 22	Market and Stock Price Information

	High	Low

2005
Quarter ended December 31, 2005	$28.42	26.49
Quarter ended September 30, 2005	29.95	27.02
Quarter ended June 30, 2005	29.49	26.98
Quarter ended March 31, 2005	28.51	26.59
2004
Quarter ended December 31, 2004	$28.89	26.50
Quarter ended September 30, 2004	26.50	24.49
Quarter ended June 30, 2004	25.75	23.31
Quarter ended March 31, 2004	28.82	22.67

Dividends
      Synovus (and its predecessor companies) has paid cash dividends on its common stock in every year since 1891. Synovus’ dividend payout ratio was 44.51%, 48.94%, and 51.56%, in 2005, 2004, and 2003, respectively. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in an amount that results in a dividend payout ratio of at least 40%. In addition to the Company’s general financial condition, Synovus’ Board of Directors considers other factors in determining the amount of dividends to be paid each year. These factors include consideration of capital and liquidity needs based on projected balance sheet growth, acquisition activity, earnings growth, as well as the capital position of the individual business segments (Financial Services and TSYS).
      Table 23 presents information regarding dividends declared during the years ended December 31, 2005 and 2004.

Table 23	Dividends

		Per Share
Date Declared	Date Paid	Amount

2005
November 15, 2005	January 2, 2006	$.1825
August 16, 2005	October 1, 2005	.1825
May 24, 2005	July 1, 2005	.1825
February 23, 2005	April 1, 2005	.1825
2004
November 16, 2004	January 3, 2005	$.1733
August 19, 2004	October 1, 2004	.1733
May 19, 2004	July 1, 2004	.1733
February 26, 2004	April 1, 2004	.1733

Commitments and Contingencies
      Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table 24 and Note 9 to the consolidated financial statements provide additional information on short-term and long-term borrowings.
      In the normal course of its business, TSYS maintains processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which its performance is measured. In the event TSYS does not meet its contractual commitments with its clients, TSYS may incur penalties and/or certain customers may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.
      Synovus and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of Synovus if disposed of unfavorably. Synovus establishes reserves for expected future litigation exposures that Synovus determines to be both probable and reasonably estimable.
      TSYS received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice was investigating whether TSYS and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation related to the U.S. Postal Service’s Move Update Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. TSYS produced documents and information in response to a subpoena that it received from the Office of the Inspector General of the United States Postal Service and otherwise cooperated with the Department of Justice during the investigation. The involved parties agreed to a settlement of the matter without any party admitting liability. The matter was settled during the third quarter of 2005 for amounts that were not material to TSYS’ financial condition, results of operations, or cash flows.

Financial Review

Short-Term Borrowings
      The following table sets forth certain information regarding federal funds purchased and securities sold under repurchase agreements, the principal components of short-term borrowings.

Table 24	Short-Term Borrowings

	2005	2004	2003
(Dollars in thousands)
Balance at December 31	$1,158,669	1,208,080	1,354,887
Weighted average interest rate at December 31	3.69%	1.95%	0.93%
Maximum month end balance during the year	$1,918,797	1,749,923	1,459,818
Average amount outstanding during the year	$1,103,005	1,479,815	1,101,216
Weighted average interest rate during the year	2.86%	1.30%	1.07%

Income Tax Expense
      Income tax expense was $307.6 million in 2005, up from $252.2 million in 2004, and $222.6 million in 2003. The effective income tax rate was 37.3%, 36.6%, and 36.4%, in 2005, 2004, and 2003, respectively. See Note 17 to the consolidated financial statements for a detailed analysis of income taxes.
Inflation
      Inflation has an important impact on the growth of total assets in the banking industry and may create a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Synovus has been able to maintain a high level of equity through retention of an appropriate percentage of its net income. Synovus deals with the effects of inflation by managing its interest rate sensitivity position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.
Parent Company
      The Parent Company’s assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders’ equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries, acquire new businesses, fund internal growth, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.
      In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $355 million in dividends could be paid in 2006 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus expects to receive regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.
Share Repurchase Plan
      On April 14, 2003, the Synovus Board of Directors approved a $200 million share repurchase plan. During the term of the plan, which expired on April 14, 2005, 5.5 million shares were purchased for a total cost of $112.7 million. There were no share repurchases under this plan in 2005.
      The following table sets forth information regarding Synovus’ purchases of its common stock on a monthly basis during the three months ended December 31, 2005 and 2004:

					Maximum
					Number of
				Total Number of	Shares That
	Total			Shares Purchased	May Yet Be
	Number			as Part of Publicly	Purchased
	of Shares		Average Price	Announced Plans	Under the Plans
Month	Purchased		Paid per Share	or Programs	or Programs

October 2005	—		$—	—	—	(2)
November 2005	—		—	—	—	(2)
December 2005	726	(1)	28.21	—	—	(2)

Total	726	(1)	$28.21	—	—	(2)

(1)	Consists of delivery of previously owned shares to Synovus in payment of the exercise price of stock options.

(2)	Amount is now zero as the aforementioned share repurchase plan expired on April 14, 2005.

Recently Issued Accounting Standards
      On November 13, 2003, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This guidance was to be applied in other-than-temporary impairment evaluations performed in reporting periods beginning after June 15, 2004. Disclosures were effective in annual financial statements for fiscal years ended after December 15, 2003, for investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” In 2005, the FASB issued FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain provisions of EITF Issue No. 03-1, while retaining the disclosure requirements that have

Financial Review

previously been adopted by Synovus. The adoption of FSP No. 115-1 did not have a material impact on Synovus’ financial statements.
      In December 2003, the Accounting Standards Executive Committee issued SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer or business combination if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in years beginning after December 15, 2004. Synovus has not determined the impact that SOP No. 03-3 will have on its financial statements and believes that such determination will not be meaningful until Synovus completes a business combination with a financial institution and/or acquires a future loan portfolio.
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
      SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.
      On March 29, 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), “Share-Based Payment”. SAB 107 expresses the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, provides the staff’s views regarding the valuation of share-based payments by public companies, and provides guidance regarding share-based payments with non-employees.
      On April 14, 2005, the SEC amended Rule 4-01(a) of Regulation S-X that amended the compliance date for SFAS No. 123R. The SEC’s new rule allows companies to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period that begins after June 15, 2005. Synovus adopted SFAS No. 123R effective January 1, 2006.
      Synovus estimates that the adoption of SFAS No. 123R, including the effect of stock options to be granted in 2006, will result in an additional expense in 2006 of approximately $14.0 million, net of tax, relating to the expensing of stock options. Additionally, Synovus will incur an incremental (as compared to 2005) after-tax expense of approximately $3.0 million in 2006, for restricted stock awards, including the effect of restricted stock awards to be granted in 2006. While stock options have been the primary method of equity-based compensation historically, going forward, restricted stock awards are expected to be Synovus’ primary method of equity-based compensation.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle by requiring retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Synovus does not expect the impact of SFAS No. 154 on its financial position, results of operations or cash flows to be material.
      In June 2005, the EITF reached a consensus on EITF Issue No. 05-6 (EITF 05-6), “Determining the Amortization Period for Leasehold Improvements.” This guidance provides that leasehold improvements acquired in a business combination and those acquired after the inception of a lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of the leasehold improvements. The guidance is effective for periods beginning after June 29, 2005. Synovus has not determined the impact that EITF 05-6 will have on its financial statements and believes that such determination will not be meaningful until Synovus completes a business combination that includes leasehold improvements.

Financial Review

Forward-Looking Statements
      Certain statements contained in this document which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the “Act”). These forward-looking statements include, among others, statements regarding: (i) management’s belief with respect to the adequacy of the allowance for loan losses; (ii) the expected financial impact of recent accounting pronouncements, including the expected after-tax expense for both option and restricted stock awards in 2006; (iii) the expected closing dates of pending acquisitions; (iv) TSYS’ belief with respect to its ability to meet its contractual commitments; (v) management’s belief with respect to legal proceedings and other claims; (vi) TSYS’ expectation that it will deconvert Citibank’s Sears and Bank of America’s consumer accounts in May and October of 2006, respectively; (vii) TSYS’ expectation that it will continue to process commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts; (viii) TSYS’ expectation that it will maintain the card-processing functions of Chase for at least two years; (ix) TSYS’ expectation that it will continue providing commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America; (x) TSYS’ projected amount of annualized revenue loss as a result of Bank of America shifting the processing of its consumer card portfolio in house and the estimated termination fee to be paid by Bank of America in connection with termination of its processing agreement; (xi) Synovus and TSYS’ belief that the loss of revenues from the Bank of America consumer card portfolio for 2006 should not have a material adverse effect on Synovus or TSYS for 2006 and that the payment of the termination fee associated with the deconversion should have a positive effect on TSYS for 2006; (xii) TSYS’ expectation that it will convert Capital One’s portfolio in phases beginning in mid-2006 and ending in early 2007; (xiii) TSYS’ expectation that it will maintain card processing functions of Capital One for at least five years; (xiv) TSYS and Synovus’ expectation with respect to the impact of the Chase contract on its earnings per share for 2006; (xv) TSYS’ belief that the loss of revenue from the Sears portfolio for 2006 should not have a material adverse effect on TSYS for 2006; (xvi) management’s belief with respect to the adequacy of unallocated allowance for loan losses; (xvii) management’s belief with respect to the resolution of certain loan delinquencies and the inclusion of all material loans in which doubt exists as to collectibility in nonperforming assets and impaired loans; (xviii) management’s belief with respect to the use of derivatives to manage interest rate risk; (xix) the Board of Directors’ present intent to continue to pay cash dividends; (xx) management’s belief with respect to having sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year; (xxi) Synovus’ expected growth in earnings per share for 2006; (xxii) TSYS’ belief that Mexico remains a viable market and the assumptions underlying such statements, including, with respect to Synovus’ expected increase in earnings per share for 2006, short-term interest rates will increase modestly; the credit environment will remain favorable; TSYS’ earnings growth will be in the 21% – 23% range; and the incremental expense of equity-based compensation will be approximately 5 cents per diluted share. In addition, certain statements in future filings by Synovus with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Synovus which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, efficiency ratios and other financial terms; (ii) statements of plans and objectives of Synovus or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
      These statements are based on the current beliefs and expectations of Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus’ ability to control or predict. These factors include, but are not limited to: (i) competitive pressures arising from aggressive competition from other financial service providers; (ii) factors that affect the delinquency rate of Synovus’ loans and the rate at which Synovus’ loans are charged off; (iii) changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which Synovus is perceived in such markets, including a reduction in our debt ratings; (iv) TSYS’ inability to achieve its earnings goals for 2006; (v) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted may be different than expected; (vi) the effects of and changes in trade, monetary

Financial Review

and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (vii) inflation, interest rate, market and monetary fluctuations; (viii) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (ix) changes in consumer spending, borrowing, and saving habits; (x) technological changes are more difficult or expensive than anticipated; (xi) acquisitions are more difficult to integrate than anticipated; (xii) the ability to increase market share and control expenses; (xiii) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which Synovus and its subsidiaries must comply; (xiv) the impact of the application of and/or the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies; (xv) changes in Synovus’ organization, compensation, and benefit plans; (xvi) the costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto; (xvii) a deterioration in credit quality or a reduced demand for credit; (xviii) Synovus’ inability to successfully manage any impact from slowing economic conditions or consumer spending; (xix) TSYS does not maintain the card-processing functions of Chase and Capital One for at least two and five years, respectively, as expected; (xx) the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (xxi) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection; (xxii) the impact on Synovus’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiii) the success of Synovus at managing the risks involved in the foregoing.
      These forward-looking statements speak only as of the date on which the statements are made, and Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made to reflect the occurrence of unanticipated events.

Summary of Quarterly Financial Data

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2005 and 2004.

(In thousands, except per share data)	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter

2005
Interest income	$419,332	386,412	359,175	331,306

Net interest income	260,095	244,825	237,065	226,862

Provision for losses on loans	20,787	19,639	22,823	19,283

Income before income taxes	218,309	215,845	204,251	185,617

Net income	137,260	133,992	128,460	116,734

Net income per share, basic	.44	.43	.41	.38

Net income per share, diluted	.44	.43	.41	.37

2004
Interest income	$312,316	299,747	277,266	269,691

Net interest income	224,036	223,434	210,462	202,747

Provision for losses on loans	20,855	21,192	17,548	15,724

Income before income taxes	185,289	173,349	166,102	164,541

Net income	118,722	109,008	105,141	104,162

Net income per share, basic	.38	.35	.34	.34

Net income per share, diluted	.38	.35	.34	.34